U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)  ☐

Securities Act Rule 802 (Exchange Offer)  ☒

Exchange Act Rule 13e-14(h)(8) (Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(c) (Third Party Tender Offer)  ☐

Exchange Act Rule 14e-2(d) (Subject Company Response)  ☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)  ☐

KEYREIT

(Name of Subject Company)

N/A

(Translation of Subject Company’s Name into English)

ONTARIO, CANADA

(Jurisdiction of Subject Company’s Incorporation or Organization)

PLAZACORP RETAIL PROPERTIES LTD.

(Name of Person(s) Furnishing Form)

UNITS

(Title of Class of Subject Securities)

493334106

(CUSIP Number of Class of Securities (if applicable)

Gerald D. Shepherd, Esq.

Davies Ward Phillips & Vineberg LLP

900 Third Avenue, 24th Floor

New York, New York 10022

(212) 308-8866

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s)
Authorized to Received Notices and Communications on Behalf of Subject Company

May 29, 2013

(Date Tender Offer/Rights Offering Commenced)

PART I — INFORMATION SENT TO SECURITY HOLDERS

Item 1.                                                         Home Jurisdiction Documents

(a)                                 The disclosure documents set forth below are attached immediately following this page:

1.  Notice of Special Meeting of Unitholders and Management Informational Circular dated May 29, 2013

2.  Letter of Transmittal

3.  Form of Proxy

(b)                                 Not applicable.

Item 2.                                                         Informational Legends

A legend compliant with Rule 802(b) under the Securities Act of 1933, as amended, has been included in the offering document described in Part I Item 1(a)(1) above.

This document is important and requires your immediate attention. If you are in doubt as to how to deal with it, you should consult your investment advisor, stockbroker, bank manager, trust company manager, accountant, lawyer or other professional advisor. No securities regulatory authority has expressed an opinion about the merits of the transactions described in this document or the securities offered pursuant to such transactions and it is an offence to claim otherwise.

Information has been incorporated by reference in the Circular from documents filed with the securities commissions or similar regulatory authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from KEYreit at c/o Plazacorp Retail Properties Ltd., 527 Queen Street, Suite 200, Fredericton, New Brunswick, E3B 1B8, Attention: Secretary (telephone: 506-460-8295), and are also available electronically on SEDAR at www.sedar.com.

NOTICE OF
SPECIAL MEETING
OF UNITHOLDERS
AND
MANAGEMENT INFORMATION CIRCULAR
RELATING TO
THE PROPOSED ACQUISITION OF UNITS OF KEYREIT BY
PLAZACORP RETAIL PROPERTIES LTD.

MEETING TO BE HELD AT 10:00 A.M. (TORONTO TIME)
ON JUNE 26, 2013 AT THE OFFICES OF
DAVIES WARD PHILLIPS & VINEBERG LLP,
155 WELLINGTON STREET WEST, 40TH FLOOR
TORONTO, ONTARIO

May 29, 2013

NOTICE OF SPECIAL MEETING OF UNITHOLDERS

NOTICE IS HEREBY GIVEN THAT a special meeting (the “Meeting”) of unitholders of KEYreit (“KEYreit”) will be held at the offices of Davies Ward Phillips & Vineberg LLP, 40th Floor, 155 Wellington Street West, Toronto, Ontario, on June 26, 2013 at 10:00 a.m. (Toronto time) for the following purposes:

1.                                      to consider and, if thought advisable, to pass, with or without amendment, special resolutions (the “Special Resolutions”), the text of which are set out in Appendix A to the Management Information Circular (the “Circular”) accompanying this Notice, authorizing and approving certain amendments to the declaration of trust of KEYreit, including to permit Plazacorp Retail Properties Ltd. to acquire any units of KEYreit that were not tendered to its offer dated April 10, 2013 (the “Plazacorp Second Step Acquisition”) and related matters, as described in the Circular; and

2.                                      to transact such other business as may properly come before the Meeting or any adjournment thereof.

The Trustees have fixed May 22, 2013 as the record date for determining those unitholders of KEYreit entitled to receive notice of and vote at the Meeting.

DATED at Toronto, Ontario, the 29th day of May, 2013.

BY ORDER OF THE TRUSTEES

(signed) “Earl Brewer”

Earl Brewer, Executive Chairman

Registered unitholders of KEYreit who are unable to attend the Meeting in person are entitled to be represented by proxy and are requested to complete, sign, date and return the enclosed form of proxy (printed on BLUE paper) to Computershare Investor Services Inc., 100 University Ave., 9th Floor, Toronto, Ontario M5J 2Y1.  In order to be effective, proxies must be received no later than 5:00 p.m. (Toronto time) on June 24, 2013 or, if the Meeting is adjourned or postponed, the second business day preceding the day of any adjournment(s) or postponement(s) thereof.

In order to receive the consideration that a unitholder is entitled to upon the completion of the purchase of KEYreit units (the “Units”) described in the Circular, a registered unitholder must complete and sign the letter of transmittal (printed on YELLOW paper) accompanying the Circular (the “Letter of Transmittal”) and return it, together with such registered unitholder’s Unit certificate(s) and any other required documents and instruments to Computershare Investor Services Inc. (the “Depositary”) in accordance with the procedures set out in the letter of transmittal. If the Special Resolutions are not approved and the purchase of Units described in the Circular is not completed, the Unit certificate(s) will be returned to such registered unitholder.

INFORMATION CIRCULAR FOR THE SPECIAL MEETING OF UNITHOLDERS TO BE HELD ON JUNE 26, 2013

NOTICE TO UNITHOLDERS IN THE UNITED STATES

THE SECURITIES TO BE ISSUED IN CONNECTION WITH THE PLAZACORP SECOND STEP ACQUISITION TRANSACTION HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY UNITED STATES STATE SECURITIES COMMISSION NOR HAS ANY SUCH SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

The solicitation of proxies made pursuant to this Circular is not subject to the requirements of Section 14(a) of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”).  Accordingly, this Circular has been prepared in accordance with disclosure requirements applicable in Canada, and the solicitations and transactions contemplated in this Circular are made in the United States for securities of a Canadian issuer in accordance with Canadian corporate and securities laws.  Unitholders resident in the United States should be aware that such requirements are different from those of the United States applicable to registration statements under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), and to proxy statements under the Exchange Act.  Financial statements included herein, if any, have been prepared in accordance with Canadian generally accepted accounting principles and thus may not be comparable to financial statements of United States companies.

The Plazacorp Shares to be issued in connection with the Plazacorp Second Step Acquisition are being issued pursuant to an exemption from the registration requirements of the U.S. Securities Act provided by Rule 802 thereunder. No Plazacorp Shares will be delivered in the United States or to or for the account or for the benefit of a person in the United States, unless Plazacorp is satisfied that such Plazacorp Shares may be delivered in the relevant jurisdiction in reliance upon available exemptions from the registration requirements of the U.S. Securities Act and the securities laws of the relevant U.S. state or other local jurisdiction, or on a basis otherwise determined to be acceptable to Plazacorp in its sole discretion, and without subjecting Plazacorp to any registration, reporting or similar requirements. Without limiting the foregoing, except as may be otherwise determined by Plazacorp in its sole discretion, Plazacorp Shares will not be delivered to or for the account or for the benefit of Ineligible U.S. Unitholders (as defined in the Take-Over Bid Circular).

Ineligible U.S. Unitholders that would otherwise receive Plazacorp Shares in exchange for their Units may, at the sole discretion of Plazacorp, have such Plazacorp Shares issued on their behalf to a selling agent, which shall, as agent for such Unitholders (and without liability except for gross negligence or wilful misconduct), as expeditiously as is commercially reasonable thereafter, sell such Plazacorp Shares on their behalf through the facilities of the TSX-V and have the net proceeds of such sale, less any applicable brokerage commissions, other expenses and withholding taxes, delivered to such Unitholders. Each Unitholder for whom Plazacorp Shares are sold by the selling agent will receive an amount equal to such Unitholder’s pro rata interest in the net proceeds of sales of all Plazacorp Shares so sold by the selling agent. Plazacorp will have no liability for any such proceeds received or the remittance thereof to such Unitholders.

All Ineligible U.S. Unitholders must notify their broker, financial advisor, financial institution or other nominee through which their Units are held of their status as an Ineligible U.S. Unitholder. Failure by an Ineligible U.S. Unitholder to inform such Unitholder’s broker, financial advisor, financial institution or other nominee through which such Unitholder’s Units are held of such Unitholder’s status as an Ineligible U.S. Unitholder prior to the Purchase Time will be deemed to be a certification that such Unitholder is not a resident of a U.S. state who is not an exempt “institutional investor” within the meaning of the securities laws and regulations of the subject state of which such Unitholder is a resident. Any Unitholder in the United States that delivers or is deemed to deliver Units using a Letter of Transmittal that does not indicate whether such Unitholder is an Ineligible U.S. Unitholder will be deemed to have certified that such Unitholder is not an Ineligible U.S. Unitholder.

Unitholders in the United States should be aware that the exchange of Units for Plazacorp Shares pursuant to the Plazacorp Second Step Acquisition as described herein may have tax consequences both in the United States and in Canada. Such consequences are not described herein and such holders are urged to consult their tax advisors.

The enforcement by Unitholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that Plazacorp is incorporated under the laws of New Brunswick and KEYreit exists under the laws of Ontario, that the majority of the officers and directors of each of Plazacorp and KEYreit reside outside the United States, that some of the experts named herein may reside outside the United States, and that all or a substantial portion of the assets of Plazacorp, KEYreit and the other above-mentioned persons are located outside the United States. Unitholders in the United States may not be able to sue Plazacorp, KEYreit or their respective officers, directors or trustees in a non-U.S. court for violation of United States federal securities laws. It may be difficult to compel such parties to subject themselves to the jurisdiction of a court in the United States or to enforce judgment obtained from a court of the United States.

NEITHER THE FACT THAT A REGISTRATION STATEMENT OR AN APPLICATION FOR A LICENSE HAS BEEN FILED WITH THE STATE OF NEW HAMPSHIRE NOR THE FACT THAT A SECURITY IS EFFECTIVELY REGISTERED OR A PERSON IS LICENSED IN THE STATE OF NEW HAMPSHIRE CONSTITUTES A FINDING BY THE SECRETARY OF STATE THAT ANY DOCUMENT FILED UNDER RSA 421-B IS TRUE, COMPLETE AND NOT MISLEADING. NEITHER ANY SUCH FACT NOR THE FACT THAN AN EXEMPTION OR EXCEPTION IS AVAILABLE FOR A SECURITY OR A TRANSACTION MEANS THAT THE SECRETARY OF STATE HAS PASSED IN ANY WAY UPON THE MERITS OR QUALIFICATIONS OF, OR RECOMMENDED OR GIVEN APPROVAL TO, ANY PERSON, SECURITY, OR TRANSACTION. IT IS UNLAWFUL TO MAKE, OR CAUSE TO BE MADE, TO ANY PROSPECTIVE PURCHASER OR CLIENT ANY REPRESENTATION INCONSISTENT WITH THE PROVISIONS OF THIS PARAGRAPH.

NOTICE TO HOLDERS OF CONVERTIBLE DEBENTURES AND OTHER CONVERTIBLE SECURITIES

The Plazacorp Second Step Acquisition is being made only in respect of Units and is not applicable to any Convertible Debentures or other Convertible Securities. Any holder of Convertible Debentures or other Convertible Securities who wishes to participate in the Plazacorp Second Step Acquisition must, to the extent permitted by the terms of the security and applicable laws, convert, exchange or exercise the Convertible Debentures or other Convertible Securities in order to obtain certificates representing Units so that those Units may be delivered or deemed to be delivered to Plazacorp in accordance with the terms of the Plazacorp Second Step Acquisition. Any such conversion, exchange or exercise must be completed sufficiently in advance of the time that the Plazacorp Second Step Acquisition is completed and to the extent that any holder of such securities wishes to elect the Cash Alternative, the Share Alternative or a combination thereof, such conversion, exchange or exercise must be completed sufficiently in advance to permit such election to be made prior to the Election Deadline.  Concurrently with the completion of the Plazacorp Second Step Acquisition, the Convertible Debentures will cease to be convertible into Units and will instead become convertible into cash and Plazacorp Shares. See “Information Concerning KEYreit — Material Changes and Other Information Concerning KEYreit — Convertible Debentures”.

Holders of Convertible Securities should consult their tax advisors for advice with respect to potential income tax consequences to them in connection with the decision whether to convert, exchange or exercise their Convertible Debentures or other Convertible Securities.

GLOSSARY OF TERMS

In this Circular and the accompanying Letter of Transmittal, unless the context otherwise requires or unless defined elsewhere therein, the following terms have the meanings indicated:

“affiliate” has the meaning ascribed thereto in Part XX of the Securities Act (Ontario);

“AIF” means the annual information of Plazacorp dated February 28, 2013 for the year ended December 31, 2012;

“associate” has the meaning ascribed thereto in the Securities Act (Ontario);

“Beneficial Unitholder” has the meaning set out in the section entitled “Beneficial Unitholders”;

“Book-Entry Confirmation” means a confirmation of a book-entry transfer of a Unitholder into the Depositary’s account at CDS through CDSX;

“Business Day” means any day other than a Saturday, a Sunday or a statutory holiday in any province or territory in Canada;

“Cash Alternative” has the meaning set out in the section entitled “Plazacorp Second Step Acquisition - The DOT Amendments — Proration”;

“Cash Electing Unitholder” has the meaning set out in the section entitled “Plazacorp Second Step Acquisition - The DOT Amendments — Proration”;

“CDS” means CDS Clearing and Depository Services Inc.;

“CDSX” means the CDS on-line tendering system pursuant to which book-entry transfers through CDS may be effected;

“Circular” means this management information circular dated May 29, 2013;

“Convertible Debentures” means, collectively, the Series 2009 Debentures, the Series 2011 Debentures and the Series 2012 Debentures;

“Convertible Securities” means any securities of KEYreit that are convertible into or exchangeable or exercisable for Units, including the Convertible Debentures;

“CRA” has the meaning ascribed thereto in the section of the Circular entitled “Certain Canadian Federal Income Tax Considerations”;

“Declaration of Trust” means the amended and restated declaration of trust governing the business and affairs of KEYreit dated July 9, 2012;

“Depositary” means Computershare Investor Services Inc.;

“DOT Amendments” means the amendments to the Declaration of Trust as described in the section entitled “Plazacorp Second Step Acquisition - The DOT Amendments”;

“DTC” means The Depositary Trust Company or its nominee, which at the date hereof is Cede & Co.;

“Debenture Trustee” means CIBC Mellon Trust Company;

“Debentureholders” means the holders of Convertible Debentures, and “Debentureholder” means any one of them;

“Elected Amount” has the meaning set out in the section of the Circular entitled “Certain Canadian Federal Income Tax Considerations”;

“Election Deadline” means 5:00 p.m. (Toronto time) on June 25, 2013, or such other time as may from time to time be specified by KEYreit;

“Eligible Holder” means a Unitholder who is (a) a resident of Canada for the purposes of the Tax Act and who is not exempt from tax on income under the Tax Act, or (b) a non-resident of Canada for the purposes of the Tax Act whose Units are “taxable Canadian property” (as defined by the Tax Act) to such Unitholder and who is not exempt from Canadian tax in respect of any gain such Unitholder would realize on a disposition of Units by reason of an exemption contained in the Tax Act or an applicable income tax treaty or convention, or (c) a partnership if one or more members of the partnership are described in (a) or (b);

“Housekeeping Amendments” has the meaning set out in the section of the Circular entitled “Plazacorp Second Step Acquisition - The DOT Amendments — Housekeeping Amendments”;

“Huntingdon” has the meaning set out in the section of the Circular entitled “Plazacorp Second Step Acquisition - Background to the Plazacorp Second Step Acquisition”;

“Huntingdon Offer” has the meaning set out in the section entitled “Plazacorp Second Step Acquisition — Background to the Plazacorp Second Step Acquisition”;

“Indenture” means collectively, the trust indenture dated as of September 27, 2007 between KEYreit and the Debenture Trustee providing for the issue of Convertible Debentures, as supplemented pursuant to the first supplemental indenture dated as of October 2, 2009 between KEYreit and the Debenture Trustee, the second supplemental indenture dated as of September 20, 2011 between KEYreit and the Debenture Trustee and the third supplemental indenture dated as of December 11, 2012 between KEYreit and the Debenture Trustee;

“Independent Committee” has the meaning set out in the section of the Circular entitled “Plazacorp Second Step Acquisition - Background to the Plazacorp Second Step Acquisition”;

“Intermediary” has the meaning set out in the section of the Circular entitled “Beneficial Unitholders”;

“JBM” means JBM Properties Inc., the former asset and property manager of KEYreit;

“KEYreit” means KEYreit, a trust existing under the laws of Ontario;

“Letter of Transmittal” means the letter of transmittal in the form printed on YELLOW paper accompanying this Circular;

“Management Agreements” means, collectively:

(a)                                 the second amended and restated asset management services agreement dated September 1, 2007, as amended pursuant to an amending agreement dated as of April 18, 2012 among KEYreit, Scott’s LP and JBM; and

(b)                                 the amended and restated property management agreement dated September 1, 2007, as amended pursuant to an amending agreement dated as of April 18, 2012 between KEYreit, Scott’s LP and JBM, each of which was terminated on May 17, 2013;

“Maximum Cash Consideration” has the meaning set out in the section of the Circular entitled “Plazacorp Second Step Acquisition - The DOT Amendments — Proration”;

“Maximum Share Consideration” has the meaning set out in the section of the Circular entitled “Plazacorp Second Step Acquisition - The DOT Amendments — Proration”;

“Meeting” means the special meeting of Unitholders of KEYreit to be held on June 26, 2013, and any adjournment(s) or postponement(s) thereof;

“Meeting Materials” means the Notice of Meeting, this Circular, the Letter of Transmittal and the form of proxy (printed on BLUE paper);

“MI 61-101” means Multilateral Instrument 61-101 — Protection of Minority Security Holders in Special Transactions, as amended or replaced from time to time;

“NI 54-101” means, collectively, National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer and Regulation 54-101 Respecting Communication with Beneficial Owners of Securities of a Reporting Issuer as amended;

“Non-Resident Shareholder” has the meaning ascribed thereto in the section of the Circular entitled “Certain Canadian Federal Income Tax Considerations”;

“Non-Resident Unitholder” has the meaning ascribed thereto in the section of the Circular entitled “Certain Canadian Federal Income Tax Considerations”;

“Notice of Meeting” means the notice of meeting dated May 29, 2013 accompanying this Circular;

“Offer” means Plazacorp’s offer dated April 10, 2013 to purchase all of the outstanding Units for $8.35 in cash per Unit, 1.7041 Plazacorp Shares per Unit or any combination thereof at the election of each Unitholder, subject in each case to proration;

“Plazacorp” means Plazacorp Retail Properties Ltd., a corporation existing under the laws of New Brunswick;

“Plazacorp Acquisition Notice” has the meaning set out in the section of the Circular entitled “Plazacorp Second Step Acquisition - The DOT Amendments — Plazacorp Acquisition Right”;

“Plazacorp Acquisition Right” has the meaning set out in the section of the Circular entitled “Plazacorp Second Step Acquisition - The DOT Amendments — Plazacorp Acquisition Right”;

“Plazacorp Second Step Acquisition” means the purchase of all of the Units held by the Non-Depositing Unitholders on the Plazacorp Second Step Purchase Date and at the Plazacorp Second Step Purchase Price, in accordance with the DOT Amendments, with the result that following such purchase, Plazacorp will own all of the Units of KEYreit;

“Plazacorp Second Step Purchase Date” means the date on which the Plazacorp Acquisition Notice is delivered to CDS, the sole registered holder of the Units, currently expected to be June 26, 2013;

“Plazacorp Second Step Purchase Price” means $8.35 in cash per Unit, 1.7041 Plazacorp Shares per Unit or any combination thereof at the election of each Unitholder, subject in each case to proration based on the Maximum Cash Consideration and the Maximum Share Consideration as described herein;

“Plazacorp Shares” means common shares of Plazacorp;

“RBC Credit Facility” has the meaning set out in the section of the Circular entitled “Source of Funds”;

“Record Date” means May 22, 2013;

“Regulations” has the meaning set out in the section of the Circular entitled “Certain Canadian Federal Income Tax Considerations”;

“Resident Shareholder” has the meaning set out in the section of the Circular entitled “Certain Canadian Federal Income Tax Considerations”;

“Resident Unitholder” has the meaning set out in the section of the Circular entitled “Certain Canadian Federal Income Tax Considerations”;

“Rollover Option” means the option of a Unitholder to deliver Units to Plazacorp on a full or partial tax-deferred rollover basis for purposes of the Tax Act pursuant to an election under subsection 85(1) or (2) of the Tax Act (or the corresponding provisions of any applicable provincial tax legislation), as described in the section of the Circular entitled “Certain Canadian Federal Income Tax Considerations”, which option is available to a Unitholder who (a) is an Eligible Holder, (b) has elected the Share Alternative in the Letter of Transmittal, and (c) has elected the “Rollover Option” in the Letter of Transmittal;

“Scott’s LP” means Scott’s Real Estate Limited Partnership, a wholly-owned subsidiary of KEYreit;

“Series 2009 Debentures” means the Series 2009 7.75% convertible unsecured subordinated debentures of KEYreit due December 31, 2014;

“Series 2011 Debentures” means the Series 2011 8.00% convertible unsecured subordinated debentures of KEYreit due December 31, 2016;

“Series 2012 Debentures” means the Series 2012 7.00% convertible unsecured subordinated debentures of KEYreit due December 31, 2017;

“Share Alternative” has the meaning set out in the section entitled “Plazacorp Second Step Acquisition - The DOT Amendments — Proration”;

“Share Electing Unitholder” has the meaning set out in the Section entitled “Plazacorp Second Step Acquisition - The DOT Amendments — Proration;

“Special Resolution” means the special resolution of the Unitholders concerning the Plazacorp Second Step Acquisition to be considered at the Meeting, substantially in the form set out in Appendix A to this Circular;

“Support Agreement” means the support agreement dated March 25, 2013, as amended and restated on April 4, 2013, between Plazacorp, KEYreit and Scott’s Trustee Corp.;

“Take-Over Bid Circular” means Plazacorp’s take-over bid circular dated April 10, 2013, mailed to Unitholders in connection with the Offer;

“Tax Act” means the Income Tax Act (Canada), including all regulations made thereunder, as amended;

“Tax Proposals” has the meaning set out in the section of the Circular entitled “Certain Canadian Federal Income Tax Considerations”;

“Transfer Agent” means CIBC Mellon Trust Company, the transfer agent of KEYreit;

“Trustees” means the trustees of KEYreit;

“TSX” means the Toronto Stock Exchange;

“TSX-V” means the TSX Venture Exchange;

“Units” means units of KEYreit as constituted on the date hereof;

“Unitholders” means the holders of Units, and “Unitholder” means any one of them; and

“Unit Certificates” means certificates representing the Units.

INFORMATION CONTAINED IN THIS INFORMATION CIRCULAR

Unitholders should not construe the contents of this Circular as legal, tax or financial advice and should consult with their own professional advisors as to the relevant legal, tax, financial or other matters in connection therewith.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Circular constitute forward-looking statements. The information contained in this Circular, including the summary thereof, has, unless otherwise specified, been prepared as of May 24, 2013 and the information contained in the documents incorporated by reference therein has, unless otherwise specified, been prepared as of the respective dates of such documents. Certain statements contained in the Circular, including the summary thereof, and in the documents incorporated by reference therein, that are referred to herein as “forward-looking statements”, constitute “forward-looking statements” under the provisions of Canadian provincial securities laws and within the meaning of the United States Private Securities Litigation Reform Act of 1995 and the rules and releases made by the SEC, all as amended from time to time. When used in such documents, the words ‘‘anticipate’’, ‘‘believe’’, ‘‘could’’, ‘‘expect’’, ‘‘estimate’’, ‘‘forecast’’, ‘‘intend’’, ‘‘may’’, ‘‘outlook’’, ‘‘planned’’, ‘‘project’’, ‘‘should’’, ‘‘will’’, ‘‘would’’ and similar expressions are intended to identify such forward-looking statements.

Forward-looking statements in this Circular, including the summary thereof, and in the documents incorporated by reference therein, include, but are not limited to statements regarding: Plazacorp’s outlook for 2013 and future periods; expectations as to the anticipated timing, mechanics, completion and settlement of the Offer; the ability of Plazacorp to integrate KEYreit’s business with its current business and the costs associated with such integration following successful completion of the Offer; the value of the Plazacorp Shares received as consideration under the Offer; the ability of Plazacorp to complete the transactions contemplated by the Offer; Plazacorp and KEYreit’s future earnings; estimates of future capital expenditure and other cash needs, and expectations as to the funding thereof; estimates of cash flow; and other anticipated trends with respect to Plazacorp and KEYreit’s capital resources and results of operations.

The forward-looking statements in this Circular, including the summary thereof, reflect Plazacorp’s views as at the date of the Offer and involve known and unknown risks, uncertainties and other factors which could cause the actual results, performance or achievements of Plazacorp or industry results to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Among other things, these risks may relate to the businesses of Plazacorp and KEYreit generally, competition, interest rate fluctuations, debt financing and refinancing, restrictive covenants, reliance on external sources of capital, credit, lease roll-over and occupancy, developments and acquisitions, joint venture investments, environmental matters, litigation, potential undisclosed liabilities associated with acquisitions, availability of cash flow, capital expenditures, dividends, current economic conditions, reliance on anchor tenants, economic stability of local markets, specific lease considerations, ownership of ground lease properties, potential conflicts of interest, liquidity, uninsured losses, reliance on key personnel, operational matters, taxation of Plazacorp and KEYreit, changes in legislation and administrative policies, dilution, the market for Plazacorp Shares and Units, Plazacorp Share and Unit prices and disclosure controls and procedures on internal control over financial reporting. Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by Plazacorp as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Plazacorp’s estimates, beliefs and assumptions, which may prove to be incorrect, include the various assumptions set forth herein, including, but not limited to, economic, capital market and competitive real estate conditions. For a more detailed discussion of such risks and material factors or assumptions underlying these forward-looking statements, see the Section of the Circular entitled ‘‘Risk Factors’’, and Plazacorp’s AIF filed on SEDAR on March 5, 2013, incorporated by reference in the Take-Over Bid Circular. Given these uncertainties, investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date made. Except as otherwise required by law, Plazacorp expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any such statements to reflect any change in Plazacorp’s expectations or any change in events, conditions or circumstances on which any such statement is based.

REPORTING CURRENCY

In this Circular, unless otherwise specified, all references to “dollars” or ‘‘$” are to Canadian dollars.

SOLICITATION OF PROXIES

This Circular is furnished in connection with the solicitation by management of proxies to be used at the Meeting to be held on June 26, 2013 at the time and place and for the purposes set forth in the Notice of Meeting accompanying this Circular and at any adjournment(s) or postponement(s) thereof. In addition to the solicitation of proxies by mail, officers, Trustees and regular employees of KEYreit may, without additional compensation, solicit such proxies on behalf of management personally, by telephone, fax or other electronic means. The costs of solicitation by management will be borne by KEYreit. All information in this Circular is given as of May 24, 2013 unless otherwise indicated.

APPOINTMENT OF PROXIES

A form of proxy (printed on BLUE paper) is enclosed. If it is not your intention to be present in person at the Meeting, you are asked to complete and return the form of proxy in the envelope provided. The proxy must be executed by the Unitholder or the attorney of such Unitholder, duly authorized in writing. Proxies to be used at the Meeting must be deposited with the Transfer Agent at CIBC Mellon Trust Company, c/o Canadian Stock Transfer Company Inc., P.O. Box 721, Agincourt, Ontario, Canada M1S 0A1, Attention: Proxy Department or fax to (416) 368-2502 or (866) 781-3111 no later than 5:00 p.m. (Toronto time) on June 24, 2013 or, if the Meeting is adjourned or postponed, the last Business Day preceding the day of any adjournment(s) or postponement(s) thereof.

The persons designated in the enclosed form of proxy are Trustees of KEYreit. However, each Unitholder has the right to appoint a person (who need not be a Unitholder) to attend for him or her and act on his or her behalf at the Meeting or any adjournment(s) or postponement(s) thereof instead of the person specified in the enclosed form of proxy. That right may be exercised by striking out the names of the specified persons and inserting the name of the Unitholder’s nominee in the space provided or by completing another appropriate form of proxy and, in either case, delivering the form of proxy to the chair of the Meeting prior to the holding of the Meeting.

EXERCISE OF VOTE BY PROXY

Each Unit entitles the registered holder thereof to one vote at the Meeting and such vote may be given in person or by proxy. Units may be voted for or against the Special Resolution, or the Unitholder may abstain from voting.

Unitholders represented by properly completed and signed proxies appointing management nominees will be voted or withheld from voting in accordance with the instructions of the Unitholder as specified in the form of proxy.  In the even that no specifications as to voting have been made by a Unitholder to vote for or again the Special Resolution and related matters, the Units represented by proxies in favour of management’s nominees will be voted in favour of the Special Resolution.

The accompanying form of proxy (printed on BLUE paper) when properly completed and signed, confers discretionary authority upon the proxyholder named therein with respect to amendments to or variations of matters identified in the Notice of Meeting and with respect to any matters that may properly come before the Meeting. Management presently knows of no such amendments, variations or other matters which may come before the Meeting other than those referred to in the Notice of Meeting. If any such amendment, variation or other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote on such amendment, variation or other matter in accordance with their judgement.

REVOCATION OF PROXIES

A Unitholder executing the enclosed form of proxy may revoke it at any time before it has been exercised. A Unitholder may revoke a proxy by depositing an instrument in writing to that effect with KEYreit at the registered office of KEYreit, 161 Bay Street, Suite 2300, Toronto, Ontario, M5J 2S1, at any time up to and including the last Business Day preceding the day of the Meeting at which the proxy is to be used, or any adjournment(s) or postponement(s) thereof, or with the chair of the Meeting prior to its exercise on the day of the Meeting or any adjournment(s) or postponement(s) thereof.  Only registered Unitholders have the right to revoke a proxy. Beneficial Unitholders who wish to change their vote must, at least seven days before the Meeting, arrange for their respective Intermediaries to revoke the proxy on their behalf.

BENEFICIAL UNITHOLDERS

Only registered Unitholders or the persons they appoint as their proxyholders are permitted to vote at the Meeting. A person who beneficially owns Units through an intermediary (an “Intermediary”), such as an investment advisor, stockbroker, bank, trust company or other nominee is not a registered Unitholder (such a non-registered Unitholder, a “Beneficial Unitholder”). A Beneficial Unitholder should contact his or her Intermediary and follow the voting instructions provided by such Intermediary to ensure any Units beneficially owned by the Beneficial Unitholder and registered in the name of the Intermediary are voted at the Meeting in accordance with the Beneficial Unitholder’s instructions.

Applicable regulatory policy requires brokers to seek voting instructions from Unitholders in advance of the Meeting. Every broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Unitholders in order to ensure that their Units are voted at the Meeting. Often, the form of proxy supplied by a broker is identical to the form of proxy provided to registered Unitholders. However, its purpose is limited to instructing the registered Unitholder how to vote on behalf of the Beneficial Unitholder. The majority of Canadian brokers now delegate responsibility for obtaining instructions from clients to an Intermediary. If a Beneficial Unitholder receives a voting instruction form from an Intermediary it cannot be used as a proxy to vote their Units directly at the Meeting as the proxy must be returned (or otherwise reported as provided in the voting instruction form) as described in the voting instruction form well in advance of the Meeting in order to have the Units voted.

Should a Beneficial Unitholder wish to attend and vote at the Meeting in person (or have another person attend and vote on behalf of the Beneficial Unitholder), such Beneficial Unitholder should contact his or her Intermediary to determine the steps necessary to accomplish this.

RECORD DATE

In accordance with applicable laws, the Board of Trustees has provided notice of and fixed the Record Date for the purposes of determining holders of Units entitled to receive notice of and to vote at the Meeting as of May 22, 2013.

VOTING AT MEETING AND QUORUM

As at the Record Date, there were 15,009,292 Units issued and outstanding. Each Unit entitles its holder to one vote at meetings of Unitholders. Unitholders of record at the close of business on the Record Date will be entitled to vote at the Meeting or any adjournment(s) or postponement(s) thereof, either in person or by proxy.

The Special Resolution in the form set forth in Appendix A to this Circular shall be decided by: (i) the affirmative vote of at least two-thirds of the votes duly cast on such resolutions; and (ii) the affirmative vote of at least a majority of the outstanding Units the votes of which would be included in any minority approval of a Plazacorp Second Step Acquisition pursuant to MI 61-101.

The quorum at the Meeting or any adjournment(s) or postponement(s) thereof shall consist of two or more persons present in person either holding personally or representing as proxies in the aggregate at least 20% of the votes attached to all outstanding Units.

PRINCIPAL HOLDERS OF UNITS

As at the Record Date, the only person or company who, to the knowledge of the Trustees and officers of KEYreit, beneficially owned, directly or indirectly, or controlled or directed, more than 10% of the issued and outstanding Units is Plazacorp, which holds 13,288,370 Units, representing approximately 88.5% of the issued and outstanding Units. Plazacorp has advised KEYreit that it intends to vote all Units held by it in favour of the Special Resolution.

SPECIAL BUSINESS TO BE CONDUCTED AT THE MEETING

The Meeting has been called to consider and, if deemed appropriate, pass, with or without amendment, the Special Resolution. The text of the Special Resolution is attached as Appendix A to this Circular.

PLAZACORP SECOND STEP ACQUISITION

Background to the Plazacorp Second Step Acquisition

As described in the Take-Over Bid Circular, Plazacorp negotiated the terms of the Offer during March and April 2013 with KEYreit and the independent committee of KEYreit (the “Independent Committee”) that was originally formed in response to an unsolicited take-over bid (the “Huntingdon Offer”) made initially to acquire up to 45% of the issued and outstanding Units by Huntingdon Capital Corp. (“Huntingdon”).  The Independent Committee was formed to, among other things, review, consider and evaluate any take-over bid from Huntingdon or any other person, and to identify and evaluate any possible value-enhancing strategic alternatives available to KEYreit.

Plazacorp and KEYreit entered into the Support Agreement on March 25, 2013, as described in the Take-Over Bid Circular.  Following the delivery by Plazacorp of a revised acquisition proposal to the Independent Committee’s financial advisor (as described in greater detail in the Take-Over Bid Circular) on April 2, 2013, the Independent Committee met with its financial and legal advisors to consider Plazacorp’s amended proposal and the key terms and conditions of the proposed amendments to the Support Agreement and related agreements. After carefully considering Plazacorp’s amended proposal and the potential benefits and risks of accepting Plazacorp’s amended proposal, the Independent Committee determined to authorize its advisors to negotiate the amended proposal with Plazacorp’s financial and legal advisors. KEYreit’s advisors and Plazacorp’s advisors negotiated the terms of Plazacorp’s amended proposal and following such negotiations, the Independent Committee unanimously determined that Plazacorp’s amended proposal was in the best interests of KEYreit and the Unitholders, including being superior to the Huntingdon Offer (as revised) in a variety of respects.  The amended Offer was announced on April 4, 2013 following execution of the amended Support Agreement and related agreements.

On April 10, 2013, the Offer was made by Plazacorp to purchase all of the issued and outstanding Units for $8.35 in cash per Unit, 1.7041 Plazacorp Shares per Unit, or any combination thereof, subject, in each case to proration as described in greater detail in the Take-Over Bid Circular. Following Plazacorp’s Offer, on April 11, 2013, Huntingdon announced that the minimum tender condition to its offer had not been met and that its offer had expired in accordance with its terms.

On May 16, 2013, Plazacorp announced that: (i) all of the conditions to the completion of the Offer had been satisfied or waived; and (ii) Plazacorp had taken up all of the Units validly deposited under the Offer as at 8:00

p.m. (Toronto time) on May 16, 2013, representing approximately 88.5% of the then issued and outstanding Units.  Plazacorp subsequently paid for the Units tendered to the Offer. As a result, Plazacorp now owns 13,288,370 Units, representing approximately 88.5% of the issued and outstanding Units as of the Record Date.  On May 17, 2013, the Management Agreements were terminated upon payment to JBM of a reduced termination fee of $4 million in cash and 824,742 Plazacorp Shares.

In its Take-Over Bid Circular, Plazacorp: (i) disclosed its intention to acquire 100% of the Units by way of a compulsory acquisition or a subsequent acquisition transaction, including by way of amendments to the Declaration of Trust, in each case for consideration per Unit equal in value to the per Unit consideration paid by Plazacorp under the Offer; (ii) disclosed certain Canadian federal income tax considerations that may be relevant to a Unitholder whose Units are redeemed or purchased for cash and/or Plazacorp Shares pursuant to a compulsory acquisition or subsequent acquisition transaction; and (iii) identified the Units, the votes attached to which would be required to be excluded in determining whether minority approval for any such transaction would be obtained.

In considering whether to call the Meeting and to present the Special Resolution to the Unitholders for approval, the Trustees noted that: (i) a Plazacorp Second Step Acquisition had been contemplated in the Offer; (ii) the consideration under the Plazacorp Second Step Acquisition is equal in value and is in the same form as the consideration per Unit paid under the Offer; and (iii) Plazacorp owns a sufficient number of Units to pass the Special Resolution within 120 days after the date of expiry of the Offer.

The DOT Amendments

Plazacorp Acquisition Right

Pursuant to the DOT Amendments, KEYreit will have the right (the “Plazacorp Acquisition Right”), upon written notice given by Plazacorp and KEYreit to the registered Non-Depositing Unitholders (a “Plazacorp Acquisition Notice”), to cause all, but not less than all, of the Units held by Non-Depositing Unitholders, including any Units that may become issued and outstanding before the date on which the Plazacorp Second Step Acquisition becomes effective upon the conversion of Convertible Debentures or the exercise, conversion or exchange of other securities of KEYreit that are convertible into or exercisable or exchangeable for Units, to be sold to Plazacorp, with no further action or formality required on the part of the Non-Depositing Unitholders.

To exercise the Plazacorp Acquisition Right, KEYreit and Plazacorp will be required to deliver a Plazacorp Acquisition Notice to the registered Non-Depositing Unitholders. Upon the sending of such notice to the registered Non-Depositing Unitholders, the Non-Depositing Unitholders will be deemed, subject to the procedures described below at “- Proration”, to have sold their Units to Plazacorp, and Plazacorp will be deemed, to have purchased such Units at the Plazacorp Second Step Purchase Price, and the Non-Depositing Unitholders will immediately cease to have any rights with respect to the Units so purchased by Plazacorp (other than to receive the Plazacorp Second Step Purchase Price less applicable withholding taxes), including the right to receive any distributions.

Payment of Plazacorp Second Step Purchase Price

The Plazacorp Second Step Purchase Price in respect of any Units purchased by Plazacorp pursuant to the DOT Amendments will (a) in the case of the Cash Alternative, be paid by cheque or wire transfer drawn on a Canadian chartered bank or a trust company in lawful money of Canada, payable to or to the order of the Unitholder whose Units are being sold, and (b) in the case of the Share Alternative, be issued to the Unitholder whose Units are being sold, in each case within ten Business Days of delivery of the Plazacorp Acquisition Notice.  See “- Payment and Delivery of the Plazacorp Second Step Purchase Price”.  Upon such payment and/or the issuance of such Plazacorp Shares, as the case may be, KEYreit will be discharged from all liability to the former Unitholders in respect of the Units so purchased. Plazacorp will be entitled to deduct and withhold from any payment of the Plazacorp Second Step Purchase Price such amount as Plazacorp is required or permitted to deduct and withhold with respect to such payment under the Tax Act or any other provision of provincial, local or foreign tax law, in each case, as amended. To the extent that amounts are so withheld, such withheld amounts will be treated for all purposes as having been paid to the Unitholder in respect of which such deduction and withholding was made.

Proration

The Plazacorp Second Step Purchase Price to be received by a Non-Depositing Unitholder with respect to any Units purchased by Plazacorp pursuant to the DOT Amendments will reflect such Non-Depositing Unitholder’s election pursuant to a Letter of Transmittal delivered to KEYreit, or, in the case of a book-entry transfer, a Book-Entry Confirmation through the CDSX system, by the Election Deadline to receive either $8.35 per Unit (the “Cash Alternative”), 1.7041 Plazacorp Shares per Unit (the “Share Alternative”) or any combination thereof, subject in each case to proration and the Maximum Cash Consideration and Maximum Share Consideration, as described below.  Any Non-Depositing Unitholder that fails to elect either the Cash Alternative, the Share Alternative or a combination thereof pursuant to a Letter of Transmittal, or, in the case of a book-entry transfer, a Book-Entry Confirmation through the CDSX system, will be deemed to have delivered their Units under the Plazacorp Second Step Acquisition, made the representations, warranties and covenants of a Non-Depositing Unitholder that are set out in the Letter of Transmittal and elected to receive $4.175 in cash and 0.85205 Plazacorp Shares for each Unit that it holds on the date that Plazacorp acquires the Units of the Non-Depositing Unitholders.  Non-Depositing Unitholders that fail to elect an alternative and are deemed to have elected to receive $4.175 in cash and 0.85205 Plazacorp Shares for each Unit that they hold, will also be subject to proration as described below.

Approximately 88.5% of the Units outstanding on May 16, 2013 were tendered to the Offer, with the result that the maximum cash consideration available to Unitholders that deposited their Units to the Offer was equal to $55,022,773 (being approximately 88.5% of the maximum cash consideration available under the Offer), all of which was paid out pursuant to the Offer The DOT Amendments provide that the total aggregate consideration payable to Non-Depositing Unitholders with respect to the Units purchased by Plazacorp will be prorated as necessary to ensure that the total aggregate consideration payable does not exceed $7,125,772 (the “Maximum Cash Consideration”), being equal to the balance of the available cash following Plazacorp’s take-up and payment for the Units tendered to the Offer, and 12,295,174 Plazacorp Shares (the “Maximum Share Consideration), being equal to the balance of available Plazacorp Shares following such take-up and payment. Accordingly, the actual consideration to be received by a Non-Depositing Unitholder electing (or deemed to be electing) the Cash Alternative (a “Cash Electing Unitholder”) and a Non-Depositing Unitholder electing (or deemed to be electing) the Share Alternative (a “Share Electing Unitholder”) is subject to the following:

(a)           if the aggregate cash consideration that would otherwise be payable by Plazacorp to Cash Electing Unitholders in respect of their Units to be purchased by Plazacorp exceeds the Maximum Cash Consideration, then the Maximum Cash Consideration will be prorated among the Cash Electing Unitholders such that each Cash Electing Unitholder will receive an amount equal to the amount of cash sought by such Cash Electing Unitholder multiplied by a fraction, the numerator of which is the Maximum Cash Consideration and the denominator of which is the aggregate amount of the cash consideration sought by all Cash Electing Unitholders, and each such Cash Electing Unitholder will receive the balance of the consideration to which they are entitled in the form of a number of Plazacorp Shares calculated by dividing such balance by $4.90, rounded down to the nearest whole number (with cash paid in lieu of any fractional Plazacorp Shares); and

(b)           if the number of Plazacorp Shares that would otherwise be issuable to Share Electing Unitholders in respect of their Units to be purchased by Plazacorp exceeds the Maximum Share Consideration, then the Maximum Share Consideration will be prorated among the Share Electing Unitholders such that each Share Electing Unitholder will receive a number of Plazacorp Shares equal to the number of Plazacorp Shares sought by such Share Electing Unitholder multiplied by a fraction (rounded to four decimal places), the numerator of which is the Maximum Share Consideration and the denominator of which is the aggregate number of Plazacorp Shares sought by all Share Electing Unitholders in respect of their Units, rounded down to the nearest whole number (with cash paid in lieu of any fractional Plazacorp Shares) and each such Share Electing Unitholder will receive the balance of the consideration to which they are entitled in cash, calculated by multiplying the number of Plazacorp Shares to which they were otherwise entitled but did not receive by $4.90 (rounded down to the nearest $0.01).

For the purposes of the calculations described above, if any Non-Depositing Unitholder elects more than one consideration alternative, such Non-Depositing Unitholder will be considered as a separate Non-Depositing Unitholder with respect to each consideration alternative elected. Any cash paid in lieu of any fractional Plazacorp Share will be in addition to, and will not reduce, the Maximum Cash Consideration.

Housekeeping Amendments

In addition to the amendments to the Declaration of Trust relating to the Plazacorp Acquisition Right, the DOT Amendments include certain revisions (the “Housekeeping Amendments”) to reflect that KEYreit will be a wholly-owned subsidiary of Plazacorp immediately following the completion of the Plazacorp Second Step Acquisition. KEYreit also intends to apply to cease to be a reporting issuer in each of the provinces of Canada as soon as practicable following Plazacorp’s acquisition of the Units of the Non-Depositing Unitholders.  The Housekeeping Amendments include:

•                  the removal of certain restrictions on and requirements in respect of the operations and governance of KEYreit;

•                  the removal of certain historical references in respect of KEYreit, including provisions relating to KEYreit’s initial public offering, the special units of KEYreit that were previously issued and outstanding, exchangeable securities that were previously issued and outstanding and certain intercompany indebtedness that is no longer outstanding;

•                  adjustments to the provisions relating to distributions and related provisions;

•                  the removal of Section 14.6 of the Declaration of Trust, which entitles an acquirer of 90% or more of the Units pursuant to certain offers for the Units to acquire the remaining untendered Units on notice to the Unitholders;

•                  the removal of requirements relating to KEYreit’s status as a public company, including requirements relating to committees and independent trustees; and

•                  adjustments to or the removal of various other provisions that will no longer be appropriate to KEYreit once it has ceased to be a reporting issuer in Canada.

KEYreit and Plazacorp intend to deliver to CDS, being the sole registered Unitholder, a Plazacorp Acquisition Notice on June 26, 2013, the same day that the DOT Amendments come into effect. Accordingly, the Housekeeping Amendments will come into effect immediately prior to the completion of the Plazacorp Second Step Acquisition.

Timing of the Plazacorp Second Step Acquisition

As noted above, KEYreit and Plazacorp intend to deliver a Plazacorp Acquisition Notice to CDS, the sole registered Unitholder, on June 26, 2013, with the result that all of the Non-Depositing Unitholders will cease to hold Units effective June 26, 2013. The DOT Amendments provide that the Non-Depositing Unitholders will sell their Units to Plazacorp on the date that KEYreit and Plazacorp deliver a Plazacorp Acquisition Notice to the registered Unitholders in accordance with the DOT Amendments in the order as follows:

(a)           at 4:30 p.m. (Toronto time) on such date, the largest (by value of holdings of Units) 155 Non-Depositing Unitholders with $835 or more of Units will sell all of their Units except the last $835 worth each of them hold, as will all other Non-Depositing Unitholders; and

(b)           at 5:00 p.m. (Toronto time) on such date, all remaining Units held by Non-Depositing Unitholders will be sold.

Unitholder Approvals

For the Special Resolution to be approved by the Unitholders in accordance with the terms of the Declaration of Trust and applicable law, the Special Resolution must be passed by: (i) the affirmative vote of at least two-thirds of the votes cast by Unitholders present in person or by proxy at the Meeting and entitled to vote at the Meeting; and (ii) a majority of the votes cast by “minority” Unitholders, as such term is defined in MI 61-101. To the knowledge of KEYreit, after reasonable enquiry, the only Units that will be excluded in determining whether minority approval is obtained are the 2,425,148 Units that were acquired by Plazacorp from John I. Bitove pursuant to a lock-up agreement dated March 25, 2013 between Plazacorp and John I. Bitove, as amended and restated. Plazacorp has indicated that it will vote its Units in favour of the Special Resolution, excluding those required to be excluded in accordance with the requirements of MI 61-101.

The form of proxy delivered with this Circular provides a means for a Unitholder to vote for or against the Special Resolution. The form of proxy further provides that if a Unitholder using the proxy does not specify whether such Units are to be voted for or against this resolution, the proxyholder will vote FOR the Special Resolution.

The Plazacorp Second Step Acquisition constitutes a “business combination” for KEYreit within the meaning of MI 61-101. Pursuant to MI 61-101, KEYreit must obtain a formal valuation unless an exemption from the valuation requirement can be relied upon, and must obtain minority Unitholder approval for the Special Resolution, unless an exemption from the minority approval requirement can be relied upon. An exemption from the valuation approval requirement is available to KEYreit and KEYreit intends to rely upon it. See the section of this Circular entitled “Legal Aspects”.

The Trustees recommend that Unitholders vote FOR the Special Resolution.

Expenses of the Plazacorp Second Step Acquisition

KEYreit will pay the costs of the Plazacorp Second Step Acquisition including legal, filing and printing costs, and the preparation of this Circular. Such costs are expected to aggregate approximately $200,000.

Letter of Transmittal and Delivery Requirements

A Letter of Transmittal (printed on YELLOW paper) is enclosed with this Circular for use by Unitholders for the surrender of Unit certificates and the election of a Plazacorp Second Step Purchase Price consideration option under the Plazacorp Second Step Acquisition. Each Unitholder may elect to receive any one of the Share Alternative, the Cash Alternative, or any combination thereof as consideration in respect of their Units under the Plazacorp Second Step Acquisition. In order to make such election, a Unitholder must deliver to the Depositary at its office specified in the Letter of Transmittal for receipt not later than the Election Deadline:

•                  the Unit certificate(s) representing the Units for which an election is being made or, in the case of a book-entry transfer, a Book-Entry Confirmation;

•                  a Letter of Transmittal in the form accompanying this Circular (or a manually signed facsimile copy thereof), properly completed and manually executed as required by the instructions and rules contained in the Letter of Transmittal or, in the case of a book-entry transfer, a Book-Entry Confirmation through the CDSX system; and

•                  any other relevant documents required by the instructions and rules contained in the Letter of Transmittal.

The method of delivery of Unit Certificates, Letters of Transmittal and other required documents is at the option and risk of the person delivering them. KEYreit recommends that such documents be delivered by hand to the Depositary, at any of its offices specified in the Letter of Transmittal, and a receipt obtained therefor, or if mailed, that registered mail, with return receipt requested, be used, and that proper insurance be obtained.

Payment and Delivery of the Plazacorp Second Step Purchase Price

Plazacorp will pay for all Units held by Non-Depositing Unitholders by providing the Depositary with sufficient funds (by bank transfer or other means satisfactory to the Depositary) for transmittal to the Non-Depositing Unitholders. Under no circumstances will interest accrue or be paid by Plazacorp or the Depositary to Non-Depositing Unitholders on the Purchase Price of Units purchased by Plazacorp, regardless of any delay in making payments for Units.

The Depositary will act as the agent of persons who have sold Units under the Plazacorp Second Step Acquisition for the purposes of receiving payment from Plazacorp and transmitting such payment to such persons, and receipt of payment by the Depositary will be deemed to constitute receipt of payment by persons selling Units under the Plazacorp Second Step Acquisition.

All payments under the Plazacorp Second Step Acquisition will be made in Canadian dollars.

Settlement with each Unitholder who has sold Units under the Plazacorp Second Step Acquisition will be made by the Depositary issuing or causing to be issued a cheque or wire transfer to CDS and crediting the Plazacorp Shares to the account at CDS, from which such book-entry transfer was made.  Such payment, and the credit of Plazacorp Shares, will be in the name of the registered holder of Units so transferred.

On the Plazacorp Second Step Purchase Date, each Unitholder will be removed from KEYreit’s register of Unitholders.

Approval of the Trustees

The Trustees have authorized the mailing of this Circular to Unitholders. Pursuant to the Support Agreement, KEYreit agreed, subject to certain terms and conditions, as soon as practicable after Plazacorp had taken up and paid for the Units tendered to the Offer, to pursue and consummate a Subsequent Acquisition Transaction (as defined in the Support Agreement) to assist Plazacorp in acquiring the balance of the Units of KEYreit.

The Trustees previously determined, in connection with the Trustees’ consideration of the Offer, that the Offer was fair, from a financial point of view, to the Unitholders and in the best interests of KEYreit and unanimously recommended that the Unitholders accept the Offer and tender their Units to Plazacorp.

The consideration per Unit that Unitholders are entitled to receive under the Plazacorp Second Step Acquisition is equal in value to and is in the same form as the consideration per Unit paid to Unitholders who deposited their Units under the Offer.

LEGAL ASPECTS

Exemption from Formal Valuation Requirement

The Plazacorp Second Step Acquisition constitutes a “business combination” within the meaning of MI 61-101.

MI 61-101 provides that, unless exempted, an entity proposing to carry out a business combination is required to prepare a formal valuation of the affected securities (and, subject to certain exceptions, any non-cash consideration being offered therefor) and provide to the holders of the affected securities a summary of such valuation. An exemption is available under section 4.4(d) MI 61-101 from the aforementioned valuation requirement for certain second step business combinations completed no later than 120 days after the expiry of a formal take-over bid where the consideration under such transaction is at least equal in value to, and in the same form as, the consideration that tendering shareholders in the take-over bid were entitled to receive in the bid, provided that certain disclosure has been given in the take-over bid disclosure documents.

Plazacorp and KEYreit believe that the consideration offered under the Plazacorp Second Step Acquisition is equal in value to, and in the same form as, the consideration offered under the Offer, that the Plazacorp Second Step Acquisition will be completed within 120 days after the Expiry Time of the Offer and that the additional requirements referenced above have been complied with. The Take-Over Bid Circular in respect of the Offer contained the disclosure mandated by MI 61-101 (see “Acquisition of Units Not Deposited” and “Certain Canadian Federal Income Tax Considerations” in the Take-Over Bid Circular). Accordingly, the aforementioned exemption from the requirement to prepare a valuation in connection with the Arrangement is being relied upon.

Minority Approval Requirement

Pursuant to MI 61-101, in addition to any other required unitholder approval, in order to complete a business combination, the approval of a majority of the votes cast by “minority” holders of the Units must be obtained unless an exemption is available or discretionary relief is granted by the applicable Canadian securities regulatory authorities.

In relation to the Plazacorp Second Step Acquisition, the “minority” Unitholders will be, unless an exemption is available or discretionary relief is granted by the applicable Canadian securities regulatory authorities, all Unitholders other than: (i) Plazacorp, (ii) any “interested party” (within the meaning of MI 61-101), (iii) certain “related parties” of Plazacorp or of any other “interested party” (in each case within the meaning of MI 61-101) including any director or senior officer of Plazacorp or of any of its affiliates or insiders, and (iv) any “joint actor” (within the meaning of MI 61-101) with any of the foregoing persons. By way of exception, MI 61-101 provides that Units acquired by Plazacorp under the Offer may be treated as “minority” shares and Plazacorp may be entitled to vote them, or to consider them voted, in favour of such business combination if, certain conditions are met, including: (a) the business combination is completed not later than 120 days after the Expiry Time; (b) the consideration per security in the business combination is at least equal in value to and in the same form as the consideration paid under the Offer; (c) the Unitholder who tendered such Units to the Offer was not (i) a “joint actor” (within the meaning of MI 61-101) with Plazacorp in respect of the Offer, (ii) a direct or indirect party to any “connected transaction” (within the meaning of MI 61-101) to the Offer, or (iii) entitled to receive, directly or indirectly, in connection with the Offer, a “collateral benefit” (within the meaning of MI 61-101) or consideration per Unit that is not identical in amount and form to the entitlement of the general body of holders in Canada of Units. Plazacorp and KEYreit believe that the requirements and conditions set forth above to allow the Units acquired by Plazacorp under the Offer to be counted as part of the minority have been met, other than with respect to the 2,425,148 Units that were acquired by Plazacorp from John I. Bitove pursuant to a lock-up agreement dated March 25, 2013, as amended and restated.  Accordingly, as permitted by MI 61-101, Plazacorp may vote the Units acquired by it under the Offer, other than the 2,425,148 Units that were acquired by Plazacorp from Mr. Bitove. Plazacorp intends to vote these Units FOR the Special Resolution. Based on the number of votes attached to Units eligible to be voted by Plazacorp and counted in favour of the minority approval requirement, KEYreit believes the minority approval requirement will be satisfied through the voting of such Units by Plazacorp regardless of the number of Units voted against the Special Resolution.

Unitholders should consult their legal advisors for a determination of their legal rights with respect to any transaction which may constitute a “business combination”.

OWNERSHIP OF UNITS BY KEYREIT AND ITS AFFILIATES

As at May 24, 2013 Plazacorp holds approximately 13,288,370 Units, equal to 88.5% of the issued and outstanding Units.

Except as disclosed above, no (a) Trustee or officer of KEYreit; or (b) to the knowledge of any of the officers or Trustees of KEYreit, after reasonable inquiry: (i) associate or affiliate of an insider of KEYreit; (ii) associate or affiliate of KEYreit; (iii) insider of KEYreit other than a Trustee or officer of KEYreit; or (iv) person or company acting jointly or in concert with KEYreit, beneficially owns, directly or indirectly, or exercises control or direction over any Units as at the date hereof.

INTERESTS OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as described below, to the knowledge of the Trustees and officers of KEYreit, neither Plazacorp nor any individual who has been a Trustee or executive officer of KEYreit at any time since KEYreit’s most recently completed financial year, nor any associate or affiliate of any one of them has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting except as disclosed in this Circular. The Plazacorp Second Step Acquisition involves the purchase by Plazacorp of the remaining outstanding Units of KEYreit. The Plazacorp Second Step Acquisition has been proposed in order to enable Plazacorp to acquire the Units that were not acquired by Plazacorp under the Offer. The Trustees and officers of KEYreit, other than Messrs. Donald M. Biback and John G. Jakolev, are also directors, officers or employees of or otherwise have links to Plazacorp and could therefore be considered as having an interest in the completion of the Plazacorp Second Step Acquisition.

Under the Support Agreement, KEYreit agreed that if Units representing at least 66 2/3% of the outstanding Units were taken up and paid for under the Offer, KEYreit would assist in connection with completing any subsequent acquisition transaction that may be undertaken to acquire the remaining Units, provided that the consideration per Unit offered in connection with such subsequent acquisition transaction is at least equivalent in value to and is in the same form as the consideration per Unit offered under the Offer.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as disclosed elsewhere in this Circular, no Trustee or executive officer of KEYreit, no director or executive officer of a person or company that is itself an “informed person” or subsidiary of KEYreit, no person or company who beneficially owns, directly or indirectly, voting securities of KEYreit or who exercises control or direction over voting securities of KEYreit or a combination of both carrying more than 10% of the voting rights attached to all outstanding voting securities of KEYreit, and no associate or affiliate of any such persons, has any material interest, direct or indirect, in any transaction since the commencement of KEYreit’s most recently completed financial year or in any proposed transaction which has materially affected or would materially affect KEYreit or any of its subsidiaries.

AUDITOR

PricewaterhouseCoopers LLP has served as KEYreit’s auditor since October 6, 2005.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Davies, counsel to Plazacorp, the following is a summary of the principal Canadian federal income tax considerations under the Tax Act, as of the date hereof, generally applicable to a Unitholder in respect of the disposition of Units to Plazacorp pursuant to the Plazacorp Second Step Acquisition. This summary does not address the tax consequences of disposing of Units to Plazacorp that were acquired pursuant to the provisions of an option plan and/or a long-term incentive plan.

This summary is based on the current provisions of the Tax Act, the regulations thereunder in force on the date hereof (the “Regulations”) and counsel’s understanding of the current published administrative practices of the CRA publicly available prior to the date hereof. This summary takes into account all specific proposals to amend the Tax Act and the Regulations which have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”) and assumes that the Tax Proposals will be enacted in their present form. No assurance can be given that the Tax Proposals will be enacted in the form proposed, or at all. This summary does not otherwise take into account or anticipate any other changes in law, whether by judicial, governmental or legislative decision or action or changes in the administrative practices of the CRA, nor does it take into account provincial, territorial or foreign income tax legislation or considerations which may differ materially from those described in this summary.

This summary is not applicable to a Unitholder or a Shareholder that is a “financial institution” as defined in the Tax Act for the purposes of the “mark-to-market” rules, to a Unitholder that is a “specified financial institution” as defined in the Tax Act, to a Unitholder who has made an election under the functional currency provisions under the Tax Act or to a Unitholder an interest in which is, or for whom a Unit would be, a “tax shelter investment” as defined in the Tax Act. Such Unitholders should consult their own tax advisors.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Unitholder. This summary is not exhaustive of all Canadian federal income tax considerations. Accordingly, Unitholders should consult their own legal and tax advisors with respect to the tax consequences to them of having their Units acquired based on their particular circumstances, including the application and effect of the income and other taxes of any country, province or other jurisdiction in which the Unitholders reside or carry on business.

Unitholders Resident in Canada

The following portion of the summary is generally applicable to a Unitholder who, at all relevant times, for purposes of the Tax Act: (a) is, or is deemed to be, resident in Canada; (b) deals at arm’s length with Plazacorp and KEYreit; (c) is not affiliated with Plazacorp or KEYreit; (d) did not acquire the Units pursuant to a stock or unit option plan; and (e) holds its Units, and will hold any Plazacorp Shares, as capital property (a “Resident Unitholder”, and in respect of Plazacorp Shares, a “Resident Shareholder”). Units generally will be considered capital property to a Resident Unitholder unless the Resident Unitholder holds such Units in the course of carrying on a business or the Resident Unitholder has acquired them in a transaction or transactions considered to be an adventure or concern in the nature of trade.

Certain Resident Unitholders whose Units would not otherwise qualify as capital property may be eligible to make an irrevocable election in accordance with subsection 39(4) of the Tax Act to have the Units, and every other “Canadian security” (as defined in the Tax Act) owned by such Resident Unitholder in the taxation year in which the election is made and in all subsequent taxation years, deemed to be capital property.  Where Units are acquired by Plazacorp under the Share Alternative and the Rollover Option and the Resident Unitholder makes a valid section 85 election under the Tax Act in respect of such Units, as described below, the Plazacorp Shares received in exchange will not be Canadian securities for purposes of subsection 39(4) of the Tax Act.

This summary assumes that Plazacorp has qualified as a “mutual fund corporation” under the Tax Act continuously since it was established and will continue to so qualify at all material times.

Disposition of Units for Cash Only

A Resident Unitholder whose Units are disposed of to Plazacorp for cash only will realize a capital gain (or capital loss) equal to the amount by which the cash received for such Units, net of any reasonable costs of disposition, exceeds (or is less than) the aggregate adjusted cost base to such Resident Unitholder of such Units. The general tax treatment of capital gains and capital losses is discussed below under the heading “— Taxation of Capital Gains and Capital Losses”.

Exchange of Units for Cash and Plazacorp Shares

No Tax-Deferred Rollover Under the Tax Act

Subject to the availability of the joint election under section 85 of the Tax Act referred to below, a Resident Unitholder whose Units are disposed of to Plazacorp in exchange for cash and Plazacorp Shares will be considered to have disposed of such Units for proceeds of disposition equal to the sum of: (a) the cash received by such Resident Unitholder on the exchange; and (b) the fair market value, as at the time of the exchange, of the Plazacorp Shares received by such Resident Unitholder on the exchange. The Resident Unitholder will in general realize a capital gain (or capital loss) to the extent that such proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the aggregate adjusted cost base to the Resident Unitholder of such Units. The cost to the Resident Unitholder of the Plazacorp Shares received by the Resident Unitholder on the exchange will be equal to the fair market value of those Plazacorp Shares at that time and such cost will be averaged with the adjusted cost base of all other Plazacorp Shares held by the Resident Unitholder as capital property immediately prior to the exchange for the purpose of determining thereafter the adjusted cost base of each Plazacorp Share held by such Resident Unitholder. The general tax treatment of capital gains and capital losses is discussed below under the heading “— Taxation of Capital Gains and Capital Losses”.

Tax-Deferred Rollover Under the Tax Act

A Resident Unitholder that is an Eligible Holder who disposes of Units to Plazacorp in exchange for cash and Plazacorp Shares pursuant to the Share Alternative, and who further elects the Rollover Option in the Letter of Transmittal, may be permitted to make a joint election with Plazacorp pursuant to subsection 85(1) of the Tax Act (or, in the case of an Eligible Holder that is a partnership, pursuant to subsection 85(2) of the Tax Act) and thereby obtain a full or partial tax-deferred “rollover” for purposes of the Tax Act, depending on the Elected Amount (as defined below) and the adjusted cost base to the Eligible Holder of the Units at the time of the disposition.

An Eligible Holder making an election under section 85 of the Tax Act will be required to designate an amount (the “Elected Amount”) in the election form that will be deemed to be the proceeds of disposition of the Eligible Holder’s Units. By designating an appropriate Elected Amount, an Eligible Holder may, for purposes of the Tax Act, avoid recognizing all or any portion of the capital gain that the Eligible Holder would otherwise realize on the disposition.

In general, where an election is made, the Elected Amount must comply with the following rules:

(a)                                 the Elected Amount may not be less than the amount of cash received by the Eligible Holder on the exchange;

(b)                                 the Elected Amount may not be less than the lesser of the adjusted cost base to the Eligible Holder of the Units exchanged, determined at the time of the exchange, and the fair market value of the Units at that time; and

(c)                                  the Elected Amount may not exceed the fair market value of the Units at the time of the exchange.

Where an Eligible Holder and Plazacorp make an election that complies with the rules above, the tax treatment to the Eligible Holder generally will be as follows:

(a)                                 the Eligible Holder will be deemed to have disposed of the Units for proceeds of disposition equal to the Elected Amount;

(b)                                 if the Elected Amount is equal to the aggregate of the adjusted cost base to the Eligible Holder of the Units and any reasonable costs of disposition, no capital gain or capital loss will be realized by the Eligible Holder;

(c)                                  to the extent that the Elected Amount exceeds (or is less than) the aggregate of the adjusted cost base of the Units to the Eligible Holder and any reasonable costs of disposition, the Eligible Holder will in general realize a capital gain (or capital loss); and

(d)                                 the cost of Plazacorp Shares acquired on the disposition will equal the amount, if any, by which the Elected Amount exceeds the amount of the cash received by the Eligible Holder on the disposition, and such cost will be averaged with the adjusted cost base of all other Plazacorp Shares held by the Eligible Holder as capital property immediately prior to the exchange for the purpose of determining thereafter the adjusted cost base of each Plazacorp Share held by such Eligible Holder.

Eligible Holders who wish to make the election under section 85 of the Tax Act must elect both the Share Alternative and the Rollover Option. Eligible Holders who elect the Cash Alternative will not be permitted to elect the Rollover Option, even if such Eligible Holders receive Plazacorp Shares as a result of proration.

An Eligible Holder who wishes to dispose of Units under the Rollover Option and enter into a joint tax election with Plazacorp under subsection 85(1) or (2) of the Tax Act must obtain the appropriate federal election forms (Form T2057 or, in the event that the Units are held by a partnership, Form T2058) from the CRA, and where necessary, appropriate provincial election forms from the appropriate provincial office. Plazacorp intends to provide information with respect to these forms after the Purchase Time on its website at www.Plazacorp.com.

An Eligible Holder who wishes to dispose of Units under the Rollover Option and effect the disposition of such Eligible Holder’s Units pursuant to section 85 of the Tax Act (or any similar provision of any provincial tax legislation) must ensure that two signed copies of Form T2057 or, in the event that the Units are held by a partnership, two signed copies of Form T2058 (and where necessary, two signed copies of the appropriate provincial forms), are received by Plazacorp at its head office (527 Queen Street, Suite 200, Fredericton, New Brunswick, E3B 1B8, Attention: Secretary (telephone: 506-460-8289)) on or before the day that is 45 days after the Plazacorp Second Step Purchase Date for the Units duly completed with the details of the number of Units transferred, the consideration received and the applicable Elected Amounts for the purposes of such elections. Subject to the election forms complying with the provisions of the Tax Act (or applicable provincial income tax law), one copy of the election form (and one copy of any applicable provincial election form) will be returned to the particular Eligible Holder at the address indicated on the election form, signed by Plazacorp, for filing by the Eligible Holder with the CRA (and any applicable provincial tax authority). Any Eligible Holder who does not ensure that the duly completed election forms have been received by Plazacorp on or before the day that is 45 days after the Plazacorp Second Step Purchase Date for the Units will not be able to benefit from the rollover provisions in section 85 of the Tax Act (or the corresponding provisions of any applicable provincial tax legislation). Accordingly, all Eligible Holders who wish to enter into an election with Plazacorp should give their immediate attention to this matter.

Where Units are held in joint ownership and two or more of the co-owners wish to elect, one of the co-owners designated for such purpose should file one copy of Form T2057 (and, where applicable, the corresponding provincial form(s)) for each co-owner along with a list of all co-owners electing, which list should contain the address and social insurance number or business number of each co-owner. Where the Units are held as partnership property, a partner designated by the partnership must file one copy of Form T2058 on behalf of (but not for) each member of the partnership (and, where applicable, the corresponding form(s) with the provincial taxation authority). Such Form T2058 (and provincial form(s), if applicable) must be accompanied by a list containing the name and social insurance number or business number of each partner and must be signed by each partner or accompanied by a copy of the document authorizing the designated partner to complete, execute and file the form on behalf of the other partners.

Compliance with the requirements to ensure a valid election is filed under subsection 85(1) or (2) of the Tax Act (and, where applicable, under the corresponding provisions of any provincial tax legislation) will be the sole responsibility of the Eligible Holder making such election, and such Eligible Holder will be solely responsible for the payment of any late filing penalties. Plazacorp agrees only to add the required information regarding Plazacorp to any properly completed election form received by Plazacorp at its head office (527 Queen Street, Suite 200, Fredericton, New Brunswick, E3B 1B8, Attention: Secretary (telephone: 506-460-8289)) on or before the day that is 45 days after the Plazacorp Second Step Purchase Date for the Units, to execute any such election form and to forward one copy of such election form by mail to the Eligible Holder at the address indicated on the election form within 45 days after the receipt thereof. Accordingly, Plazacorp will not be responsible or liable for taxes, interest, penalties, damages or expenses resulting from the failure by anyone to properly complete any election form or to properly file it within the time prescribed and in the form prescribed under the Tax Act (or the corresponding provisions of any applicable provincial tax legislation).  As well, the Eligible Holder shall be solely responsible for the filing of the election forms with the relevant taxation authorities, and, without limiting the generality of the foregoing, Plazacorp shall have no responsibility whatsoever and will not in any way be obligated to indemnify the Eligible Holder in respect of any loss or damage that is suffered by reason of any incorrectness, inaccuracy or incompleteness of any such forms.

In order for the CRA to accept a tax election without a late filing penalty being paid by an Eligible Holder, the election form must be received by the CRA on or before the day that is the earliest of the days on or before which either Plazacorp or the Eligible Holder is required to file an income tax return for the taxation year in which the exchange occurs. Plazacorp’s 2013 taxation year is scheduled to end on December 31, 2013, although Plazacorp’s taxation year could end earlier. Eligible Holders are urged to consult their own advisors as soon as possible respecting the deadlines applicable to their own particular circumstances. However, regardless of such deadline, the tax election forms of an Eligible Holder must be received by Plazacorp in accordance with the procedures set out herein no later than 45 days after the Plazacorp Second Step Purchase Date for the Units.

Eligible Holders are referred to Information Circular 76-19R3 and Interpretation Bulletin IT-291R3 issued by the CRA for further information respecting the election. Eligible Holders wishing to make the election under subsection 85(1) or (2) of the Tax Act should consult their own tax advisors. The comments herein with respect to such elections are provided for general assistance only. The law in this area is complex and contains numerous technical requirements.

Taxation of Capital Gains and Capital Losses

A Resident Unitholder who, as described above, realizes a capital gain or capital loss on the disposition of Units will generally be required to include one-half of the amount of any such capital gain (a “taxable capital gain”) in income, and will generally be entitled to deduct one-half of the amount of any capital loss (an “allowable capital loss”) against taxable capital gains realized in the year of disposition. Allowable capital losses in excess of taxable capital gains may be carried back and deducted in any of the three preceding years or carried forward and deducted in any following year against net taxable capital gains realized in such year in accordance with the detailed rules in the Tax Act.

Where a Resident Unitholder that is a corporation or trust (other than a mutual fund trust) disposes of a Unit, the Resident Unitholder’s capital loss from the disposition will generally be reduced by the amount of any distributions received by KEYreit previously designated by KEYreit to the Unitholder, except to the extent that a loss on a previous disposition of a Unit has been reduced by those distributions. Analogous rules apply where a corporation or trust (other than a mutual fund trust) is a member of a partnership that disposes of Units.

A Resident Unitholder that is, throughout the relevant taxation year, a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay, in addition to the tax otherwise payable under the Tax Act, a refundable tax of 6 2/3% on its “aggregate investment income”, which is defined in the Tax Act to include an amount in respect of taxable capital gains.

The realization of a capital gain or capital loss by an individual (including most trusts) may affect the individual’s liability for alternative minimum tax under the Tax Act.

Non-Residents of Canada

The following portion of the summary is generally applicable to a Unitholder who at all relevant times, for the purposes of the Tax Act: (a) is a person who is neither resident, nor deemed to be resident, in Canada; (b) holds its Units, and will hold any Plazacorp Shares, as capital property; (c) does not use or hold, and is not deemed to use or hold, Units, and will not hold or be deemed to use or hold Plazacorp Shares, in connection with carrying on a business in Canada; (d) deals at arm’s length with Plazacorp and KEYreit; and (e) is not affiliated with Plazacorp or

KEYreit (a “Non-Resident Unitholder”, and in respect of Plazacorp Shares, a “Non-Resident Shareholder”). Special rules, which are not discussed in this summary, may apply to a Non-Resident Unitholder (or a Non-Resident Shareholder) that is an insurer for which Units (or Plazacorp Shares) are “designated insurance property” under the Tax Act, or an “authorized foreign bank” under the Tax Act. Such Non-Resident Unitholders and Non-Resident Shareholders are advised to consult with their own tax advisors.

Disposition of Units

A Non-Resident Unitholder who disposes of Units will realize a capital gain or a capital loss generally calculated in the manner described above under “Unitholders Resident in Canada — Taxation of Capital Gains and Capital Losses”. A Non-Resident Unitholder will not be subject to tax under the Tax Act on any capital gain realized on the disposition of Units unless the Units constitute “taxable Canadian property” that is not “treaty-protected property” to the Non-Resident Unitholder at the time of disposition by the Non-Resident Unitholder.

Generally, a Unit will not constitute “taxable Canadian property” to a Non-Resident Unitholder at a particular time, provided that (i) KEYreit qualifies as a “mutual fund trust” (as defined in the Tax Act), (ii) the Non-Resident Unitholder, persons with whom the Non-Resident Unitholder does not deal at arm’s length, or the Non-Resident Unitholder together with such persons have not owned 25% or more of the units of KEYreit at any time during the 60-month period immediately preceding that time, and (iii) such Unit is not otherwise deemed to be taxable Canadian property for purposes of the Tax Act.

A Unit will be “treaty-protected property” to a Non-Resident Unitholder if, under an applicable income tax convention between Canada and the country in which the Non-Resident Unitholder is resident, the Non-Resident Unitholder is exempt from Canadian tax on the gain realized on the disposition of Unit.

If the Units are taxable Canadian property to a Non-Resident Unitholder and any capital gain realized on the disposition of such Units to Plazacorp is not exempt from tax under the Tax Act pursuant to the provisions of an applicable income tax treaty or convention, such a Non-Resident Unitholder may be an Eligible Holder for purposes of the Rollover Option and the tax consequences described above under “— Unitholders Resident in Canada — Exchange of Units for Cash and Plazacorp Shares — No Tax-Deferred Rollover Under the Tax Act” or “— Unitholders Resident in Canada — Exchange of Units for Cash and Plazacorp Shares — Tax-Deferred Rollover Under the Tax Act”, as applicable, and “— Unitholders Resident in Canada — Taxation of Capital Gains and Capital Losses” will apply. If a Non-Resident Unitholder which is an Eligible Holder whose Units are taxable Canadian property makes a joint tax election with Plazacorp under the Rollover Option, the Plazacorp Shares received as consideration for the Units will be deemed to be taxable Canadian property to such Non-Resident Unitholder for 60 months following the disposition to Plazacorp.

In the event that Units constitute taxable Canadian property but not treaty-protected property to a particular Non-Resident Unitholder, the tax consequences as described above under “Unitholders Resident in Canada — Taxation of Capital Gains and Capital Losses” will generally apply. A Non-Resident Unitholder who disposes of “taxable Canadian property” may be required to file a Canadian income tax return for the year in which the disposition occurs. Non-Resident Unitholders whose Units constitute taxable Canadian property should consult with their own tax advisors. If the Units are taxable Canadian property at the time of disposition, other than being taxable Canadian property solely due to a deeming provision under the Tax Act, and if KEYreit does not qualify as a “mutual fund trust” (as defined in the Tax Act) at that time, then the notification and withholding provisions of section 116 of the Tax Act and any applicable provincial equivalent may apply, in which case the purchaser may be required to deduct or withhold an amount from any payment made to a Non-Resident Unitholder in respect of the acquisition of Units.

Taxation of Plazacorp

This summary is based on the assumption that Plazacorp will qualify at all times as a “mutual fund corporation” within the meaning of the Tax Act. As a mutual fund corporation, Plazacorp will be entitled in certain circumstances to a refund of tax paid by it in respect of its net realized capital gains. Also, as a mutual fund corporation, Plazacorp will maintain a capital gains dividend account in respect of capital gains realized by Plazacorp and from which it may elect to pay dividends (“capital gains dividends”) which will be treated as capital gains in the hands of the shareholders of Plazacorp. See below under “– Taxation of Plazacorp Shareholders”. In certain circumstances where Plazacorp has recognized a capital gain in a taxation year, it may elect not to pay capital gains dividends in that taxation year in respect thereof and instead pay refundable capital gains tax, which may in the future be fully or partially refundable upon the payment of sufficient capital gains dividends and/or capital gains redemptions.

In computing income for a taxation year, Plazacorp will be required to include in income the amount of all dividends, if any, received by it in the year. In computing its taxable income, Plazacorp will generally be entitled to deduct all taxable dividends received on shares of taxable Canadian corporations.

As a mutual fund corporation (which is not an “investment corporation” as defined in the Tax Act), Plazacorp will generally be liable to pay a 33 1/3% refundable tax under Part IV of the Tax Act on the amount of the taxable dividends received by Plazacorp during the year to the extent such dividends were deductible in computing Plazacorp’s income for the year. However, any Part IV tax that is paid will be fully refunded to Plazacorp on the payment by Plazacorp of sufficient taxable dividends (other than capital gains dividends (“Ordinary Dividends”)) in the year or in subsequent taxation years, in accordance with the provisions of the Tax Act in that regard.

To the extent that Plazacorp earns income (other than dividends from taxable Canadian corporations and taxable capital gains), including interest, Plazacorp will be required to include such amounts in income in accordance with the rules of the Tax Act and no refund will be available in respect thereof.

Generally, Plazacorp will be entitled to deduct reasonable administrative and other ongoing expenses incurred by it for the purposes of earning income. Any non-capital losses incurred by Plazacorp may generally be carried forward or back in accordance with the rules and limitations contained in the Tax Act and deducted in computing the taxable income of Plazacorp.

Plazacorp has received a positive ruling from CRA to convert from a mutual fund corporation to a REIT structure on a tax-deferred basis. The Company believes that this structure would be beneficial for its shareholders. Plazacorp expects to complete this conversion sometime in 2013, subject to shareholder approval.

Taxation of Plazacorp Shareholders

Resident Shareholders

The amount of any capital gains dividend received by a shareholder from Plazacorp on a Plazacorp Share will be considered to be a capital gain of the shareholder from the disposition of capital property in the taxation year of the shareholder in which the capital gains dividend is received.

A shareholder who is an individual (other than certain trusts) will be required to include in income any Ordinary Dividends received or deemed to be received on the Plazacorp Shares and will be subject to the gross-up and dividend tax credit rules under the Tax Act normally applicable to taxable dividends received from a taxable Canadian corporation. The Tax Act provides an enhanced dividend gross-up and tax credit for “eligible dividends” (as defined in the Tax Act) received from a corporation resident in Canada which are so designated by the corporation paying the dividend. Corporate shareholders will be required to include in income any Ordinary Dividends received or deemed to be received on the Plazacorp Shares and will generally be entitled to deduct an equivalent amount in computing taxable income.

A shareholder which is a private corporation for purposes of the Tax Act, or any other corporation controlled directly or indirectly by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts) may be liable to pay a 33 1/3% refundable tax under Part IV of the Tax Act on Ordinary

Dividends received on Plazacorp Shares, to the extent that such dividends are deductible in computing the corporation’s taxable income.

Upon the redemption, retraction or other disposition of a Plazacorp Share, a capital gain (or a capital loss) will be realized to the extent that the proceeds of disposition of such share exceed (or are less than) the aggregate of the shareholder’s adjusted cost base of such share and any reasonable costs of disposition. Where the shareholder is a corporation, a trust of which a corporation is a beneficiary or a partnership of which a corporation is a member, in certain circumstances the amount of any capital loss otherwise determined may be reduced by the amount of Ordinary Dividends previously received on the Plazacorp Share. These rules may also apply where a trust or partnership is a member of a partnership or a beneficiary of a trust that owns Plazacorp Shares.

One-half of any capital gain (a taxable capital gain) must be included in computing the shareholder’s income and one-half of any capital loss (an allowable capital loss) may be deducted from taxable capital gains realized by the shareholder in the year of disposition. Allowable capital losses in excess of taxable capital gains may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years to the extent and under the circumstances described in the Tax Act. A shareholder that is a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable for an additional refundable tax of 6 2/3% on investment income for the year, which is defined to include taxable capital gains. Individuals (other than certain trusts) realizing net capital gains or receiving dividends may be subject to alternative minimum tax under the Tax Act.

Non-Resident Shareholders

A Non-Resident Shareholder will not be subject to tax under Part I of the Tax Act in respect of any capital gain realized on a disposition or deemed disposition of Plazacorp Shares unless the Plazacorp Shares constitute “taxable Canadian property” of the Non-Resident Shareholder.

Generally, a Plazacorp Share will not constitute “taxable Canadian property” to a Non-Resident Shareholder at the time of a disposition where such Plazacorp Share is listed at that time on a “designated stock exchange” as defined in the Tax Act (which definition currently includes Tier 1 of the TSX-V) and at no time during the 60-month period immediately preceding the disposition, (a) the Non-Resident Shareholder, persons with whom the Non-Resident Shareholder did not deal at arm’s length, or the Non-Resident Shareholder together with all such persons, owned 25% or more of the issued shares of any class of the capital stock of Plazacorp, and (b) more than 50% of the fair market value of the Plazacorp Share was derived, directly or indirectly, from one or any combination of real or immovable property situated in Canada, Canadian resource properties (as defined in the Tax Act), timber resource properties (as defined in the Tax Act), and options in respect of, or interests in, or for civil law rights in, any of the foregoing properties (whether or not such property exists). Notwithstanding the foregoing, in certain circumstances set out in the Tax Act, Plazacorp Shares could be deemed to be taxable Canadian property to the Non-Resident Shareholder. Non-Resident Shareholders should consult their own tax advisors for advice as to whether their Plazacorp Shares constitute taxable Canadian property, having regard to their particular circumstances.

A Non-Resident Shareholder whose Plazacorp Shares are taxable Canadian property may be required to file a Canadian income tax return reporting the disposition of such Plazacorp Shares in certain circumstances. If the Plazacorp Shares are taxable Canadian property at the time of disposition, other than being taxable Canadian property solely due to a deeming provision under the Tax Act, and if the Plazacorp Shares are not listed at that time on a “recognized stock exchange” within the meaning of the Tax Act (which includes Tier 1 of the TSX-V), then the notification and withholding provisions of section 116 of the Tax Act and any applicable provincial equivalent may apply, in which case a purchaser may be required to deduct or withhold an amount from any payment made to a Non-Resident Shareholder in respect of the acquisition of Plazacorp Shares. Non-Resident Shareholders whose Plazacorp Shares are taxable Canadian property are advised to consult with their own tax advisors.

Ordinary Dividends paid or credited or deemed to be paid or credited to a Non-Resident Shareholder will be subject to Part XIII non-resident withholding tax under the Tax Act at a rate of 25%, subject to reduction under the provisions of an applicable tax treaty.

There is Canadian withholding tax at the rate of 25% on the payment of capital gains dividends to a Non-Resident Shareholder if Plazacorp has a “TCP Gains Balance” (as defined in the Tax Act) at that time, but only if Plazacorp designates more than 5% of the related net taxable capital gains for the year to shareholders that are either non-resident persons or partnerships which are not “Canadian partnerships” (as defined in the Tax Act). TCP Gains Balance generally includes all capital gains (less all capital losses) realized from the disposition of “taxable Canadian property” (including Canadian real property), less amounts deemed to be TCP gains distributions in previous taxation years. This Canadian withholding tax rate may be reduced under the provisions of an applicable tax treaty.

Canadian Non-resident withholding tax of 15% is required under Part XIII.2 of the Tax Act on an amount not otherwise subject to tax which is paid or credited by Plazacorp (including on a redemption of Plazacorp Shares) to a Non-Resident Shareholder or a partnership which is not a “Canadian partnership” (as defined in the Tax Act), if the shares held by the Non-Resident Shareholder or a partnership which is not a “Canadian partnership” are listed on a “designated stock exchange” (which currently includes Tier 1 of the TSX-V) , and more than 50% of the fair market value of the Plazacorp Share is attributable to one or more properties each of which is real property in Canada, a Canadian resource property or a timber resource property.

Plazacorp will withhold such taxes as required by the Tax Act and remit such payment to the tax authorities on behalf of the Non-Resident Shareholder. Non-Resident Shareholders should consult with their own tax advisors with regard to the availability of any applicable foreign tax credit in respect of any Canadian withholding taxes, and on the Canadian tax consequences of owning Plazacorp Shares.

Eligibility of Plazacorp Shares for Investment

In the opinion of Davies, provided that the Plazacorp Shares are listed at all relevant times on a “designated stock exchange” within the meaning of the Tax Act (which includes Tier 1 of the TSX-V), the Plazacorp Shares are qualified investments for Deferred Income Plans.

Notwithstanding that the Plazacorp Shares may be a qualified investment for Deferred Income Plans, the holder of a TFSA or the annuitant of an RRSP or RRIF as the case may be, which acquires Plazacorp Shares, will be subject to a penalty tax under the Tax Act if such Plazacorp Shares are a “prohibited investment” for the purposes of the Tax Act. The Plazacorp Shares will not be a “prohibited investment” for a Deferred Income Plan, unless the holder of the TFSA, or annuitant under the RRSP or RRIF, as the case may be, (i) does not deal at arm’s length with the Corporation for purposes of the Tax Act, (ii) has a “significant interest”, as defined in the Tax Act, in the Corporation, or (iii) has a “significant interest”, as defined in the Tax Act, in a corporation, partnership or trust with which the Corporation does not deal at arm’s length for purposes of the Tax Act. Proposed amendments to the Tax Act released on December 21, 2012 (the “December 2012 Proposals”) propose to delete the condition in (iii) above. In addition, pursuant to the December 2012 Proposals, the Plazacorp Shares will generally not be a “prohibited investment” if the Plazacorp Shares are “excluded property” as defined in the December 2012 Proposals.

Holders or annuitants should consult their own tax advisors with respect to whether the Plazacorp Shares would be prohibited investments, including with respect to whether the Plazacorp Shares would be “excluded property” as defined in the December 2012 Proposals.

SOURCE OF FUNDS

Plazacorp has advised KEYreit that it has entered into a secured term credit facility (the “RBC Credit Facility”), the terms of which permit Plazacorp to draw down an additional amount sufficient to satisfy Plazacorp’s obligation to pay the Maximum Cash Consideration payable in connection with the Plazacorp Second Step Acquisition. Plazacorp has advised KEYreit that the RBC Credit Facility has a term of one year commencing May

17, 2013, a portion of which is extendible for two additional six-month periods at RBC’s discretion upon prior notice to RBC by Plazacorp. Interest under loans made under the RBC Credit Facility will, at the option of Plazacorp, be calculated with reference to the 30, 60 or 90-day bankers’ acceptance rate or the RBC prime rate, subject to spreads customary for loan facilities of this type. The RBC Credit Facility may be prepaid, in whole or in part (subject to minimums and increments), by Plazacorp at any time without bonus or penalty, subject to certain exceptions for BA loans. Plazacorp expects that the RBC Credit Facility will be repaid either through the entering of new credit facilities, long-term financing arrangements, by cash flows from the operations of Plazacorp and its affiliates and/or through a modest amount of asset sales by Plazacorp and its affiliates.

INFORMATION CONCERNING KEYREIT

Price Range and Trading Volumes of the Units

The Units are traded on the TSX. On May 16, 2013, being the last trading day on the TSX prior to the announcement of KEYreit’s intention to complete the Plazacorp Second Step Acquisition, the closing price of the Units was $8.00 on the TSX. The following table sets forth the reported high and low daily closing prices and the aggregate volume of trading of the Units on the TSX since the date of the Take-Over Bid Circular:

	Trading of Units on the TSX
	High ($)	Low ($)	Volume (#)
2013
May 1 - 24	8.26	7.98	617,181
April 1 -30	8.23	7.94	3,967,958

Effect of the Plazacorp Second Step Acquisition on Markets and Listing

If permitted by applicable Laws, Plazacorp intends to cause KEYreit to apply to delist the Units from the TSX as soon as practicable after completion of the Plazacorp Second Step Acquisition.  If the Units are delisted from the TSX, the extent of the public market for the Units and the availability of price or other quotations would depend upon the number of Unitholders, the number of Units publicly held and the aggregate market value of the Units publicly held at such time, the interest in maintaining a market in Units on the part of securities firms, whether KEYreit remains subject to public reporting requirements in Canada and other factors.

After the purchase of the Units under the Plazacorp Second Step Acquisition, KEYreit may cease to be subject to the public reporting and proxy solicitation requirements of applicable provincial securities Laws. Furthermore, it may be possible for KEYreit to request the elimination of the public reporting requirements of any province where a small number of Unitholders may reside. If permitted by applicable Laws, subsequent to the completion of the Plazacorp Second Step Acquisition, Plazacorp intends to cause KEYreit to cease to be a reporting issuer under the securities laws of each province of Canada where it is currently a reporting issuer.

The Units are not currently registered under the U.S. Exchange Act or listed or quoted on a stock exchange in the United States. Accordingly, KEYreit does not file periodic reports under the U.S. Exchange Act with the SEC.

Previous Issuances, Purchases and Sales by KEYreit of its Securities

On December 11, 2012, KEYreit issued $20 million principal amount of Series 2012 Debentures and on January 16, 2013, KEYreit issued an additional $1.2 million principal amount of Series 2012 Debentures pursuant to the partial exercise of an over-allotment option.

During the 12 months prior to the date of this Circular, KEYreit has issued the following Units:

Date	Price per Unit		Total Number of Units
May 14, 2013	$8.15	(1)	14,808
May 13, 2013	$8.00	(2)	79,125
May 13, 2013	$8.04	(3)	6,965
May 9, 2013	$8.00	(2)	875
May 9, 2013	$8.04	(3)	11,691
May 1, 2013	$8.04	(3)	621
April 24, 2013	$8.04	(3)	9,328
January 29, 2013	$6.15	(2)	3,740,950
September 19, 2012	$6.27	(3)	6,380
August 8, 2012	$6.10	(4)	1,886,000
June 8, 2012	$6.80	(5)	2,942

Notes:

(1)                                 Units were issued under the long-term incentive plan of KEYreit for a notional price of $8.15 which was based upon the five-day volume weighted price of the Units preceding May 9, 2013, the date of the grant.

(2)                                 Units were issued upon the conversion of a portion of the Series 2012 Debentures.

(3)                                 Units were issued upon the conversion of a portion of the Series 2009 Debentures.

(4)                                 Units were issued to the public by way of short form prospectus dated January 22, 2013, at an offering price of $6.15.

(5)                                 Units were issued under a restricted unit grant to the then Chief Executive Officer in accordance with her employment contract that vested on September 1, 2012. The notional price of $6.27 was based on the five day volume-weighted price of the Units preceding the vesting date.

(6)                                 Units were issued to the public by way of short form prospectus dated July 31, 2012, at an offering price of $6.10.

(7)                                 Units were issued under the long-term incentive plan of KEYreit for a notional price of $6.80 which was based on the closing price of the Units on May 22, 2012, the date of the grant.

Except as described above, during the twelve-month period preceding the date of this Circular, KEYreit has not purchased or sold any securities of KEYreit, excluding securities repurchased or issued or sold pursuant to the exercise of Convertible Securities of KEYreit, options, warrants or employee share options.

Previous Distributions of Units

During the five years preceding the date of this Circular, no distributions of Units have been made except as outlined below:

Issuer / Selling Security Holder	Date of Distribution	Number of Units		Distribution Price	Aggregate Proceeds
KEYreit	May 14, 2013	14,808		$8.15	$	Nil	(1)
KEYreit	January 29, 2013	3,740,950		$6.15/Unit		$23,006,843
KEYreit	September 19, 2012	6,380		$6.27	$	Nil	(1)
KEYreit	August 8, 2012	1,886,000		$6.10/Unit		$11,504,600
KEYreit	June 8, 2012	2,942		$6.80	$	Nil	(1)
KEYreit	October 19, 2011	2,254,909	(2)	n/a	n/a
KEYreit	June 30, 2011	12,662		$7.74	$	Nil	(1)
KEYreit	May 17, 2010	14,072		$7.12	$	Nil	(1)
KEYreit	February 24, 2010	1,974,000		$7.60/Unit		$15,002,400
Obelysk Inc.(3)	February 24, 2010	410,527		$7.60/Unit		$3,120,005
KEYreit	August 12, 2008	18,537		$6.15	Nil		(1)

Notes:

(1)                                 Issued as unit-based compensation pursuant to KEYreit’s long-term incentive plan.

(2)                                 Obelysk Inc., now known as PBI Enterprises Inc., completed the exchange of 2,254,909 Class B Exchangeable Units of Scott’s Real Estate Limited Partnership to KEYreit Units, made pursuant to exchange rights granted to Obelysk Inc. as part of KEYreit’s initial public offering.

(3)                                 Obelysk Inc. was at the time of distribution controlled by John I. Bitove.

Distribution Policy

From June 2012 to May 2013, KEYreit’s distribution policy provided for a monthly cash distributions of $0.05 per Unit ($0.60 per Unit on an annual basis). From May 2011 to May 2012, KEYreit’s distribution policy provided for monthly cash distributions of $0.0708333 per Unit ($0.85 per Unit on an annual basis). In accordance with the Support Agreement, KEYreit may not declare distributions on Units in the month in which the Offer expires and Plazacorp takes up Units tendered to the Offer. Accordingly, no distribution has been or will be declared on the Units for the month of May 2013.  KEYreit also does not expect to declare or pay a distribution for the month of June 2013.

Trading in Securities of KEYreit

Except as set forth below, none of KEYreit or any of the Trustees or senior officers of KEYreit or, to the knowledge of the Trustees or senior officers of KEYreit, after reasonable enquiry, any of the associates of the Trustees or senior officers of KEYreit or any person or company holding more than 10% of the Units or any person or company acting jointly or in concert with KEYreit has traded any Units during the six months preceding the date of this Circular other than Donald Biback, Trustee, John Jakolev, Trustee and Kevin Salsberg, Vice-President, whose Units were tendered to the Offer and taken up by Plazacorp on May 16, 2013.

Valuation

After reasonable inquiry, to the knowledge of KEYreit and the Trustees and senior officers of KEYreit, no valuation has been made in respect of KEYreit within the 24 months before the date of this Circular.

Material Changes and Other Information Concerning KEYreit

Convertible Debentures

The Debenture Indenture provides that if at any time prior to the maturity date of the KEYreit Debentures there is a reclassification of the Units or a capital reorganization of KEYreit (other than a subdivision or redivision of the Units, a reduction, combination consolidation of the Units or a stock dividend or distribution), any holder of a KEYreit Debenture who has not exercised its right of conversion prior to the effective date of such reclassification or capital reorganization will be entitled to receive and will accept, in lieu of the number of Units then sought to be acquired by it, the number of Units, shares or securities or property of KEYreit or of the person resulting from such reclassification or capital reorganization that such holder would have been entitled to receive on such reclassification or capital reorganization if, on the record date or the effective date thereof, as the case may be, the holder had been the registered holder of the number of Units sought to be acquired by it and to which it was entitled to acquire upon the exercise of the conversion right. Such provision of the Debenture Indenture is referred to in this Circular as the “Anti-Dilution Provision”.

In addition, KEYreit is prohibited under the terms of the Debenture Indenture from entering into any transaction or series of transactions whereby all or substantially all of its undertaking, property or assets would become the property of any other person (the “Successor”) unless prior to or contemporaneously with the consummation of such transaction KEYreit and the Successor execute such instruments and do such things as, in the opinion of counsel, are necessary or advisable to establish that upon consummation of such transaction, the Successor shall have assumed by way of supplemental indenture all the covenants and obligations of KEYreit under the Debenture Indenture in respect of the KEYreit Debentures. Such provision of the Debenture Indenture is referred to in this Circular as the “Successor Provision”.

The Plazacorp Second Step Acquisition will constitute a “capital reorganization” for the purposes of the Anti-Dilution Provision. Further, the Plazacorp Second Step Acquisition will result in Plazacorp becoming a Successor under the Successor Provision by virtue of Plazacorp directly or indirectly acquiring all of KEYreit’s undertaking, property or assets in connection with such transaction. As a result, concurrently with the Plazacorp Second Step Acquisition, the KEYreit Debentures will cease to be convertible into Units and, from and after the date of the Plazacorp Second Step Acquisition, any holder of KEYreit Debentures that wishes to convert its KEYreit Debentures will be required to accept, in lieu of any Units then sought to be acquired by it, the amount of cash and Plazacorp Shares that such holder would have been entitled to receive on the date of the Plazacorp Second Step Acquisition if, on the date of the Plazacorp Second Step Acquisition, the holder had been the registered holder of the number of Units sought to be acquired by it and to which it was entitled to acquire upon the exercise of its conversion right. After application of the foregoing and concurrently with the completion of the Plazacorp Second Step Acquisition, each $1,000 principal amount of the Series 2009 Debentures will be convertible into $117.25 in cash and 188 Plazacorp Shares, each $1,000 principal amount of the Series 2011 Debentures will be convertible into $99.76 in cash and 169 Plazacorp Shares and each $1,000 principal amount of the Series 2012 Debentures will be convertible into $112.76 in cash and 190 Plazacorp Shares. The amount of cash into which the Convertible Debentures will be convertible was determined with reference to the Maximum Cash Consideration available under the Plazacorp Second Step Acquisition and assuming full conversion of all Convertible Debentures as of the date of the Plazacorp Second Step Acquisition.

In addition, the Plazacorp Second Step Acquisition will result in Plazacorp becoming a Successor under the Debenture Indenture. Plazacorp intends to enter into a supplemental indenture to the Debenture Indenture that will evidence the adjustments to the KEYreit Debentures pursuant to the Anti-Dilution Provision as described above and the assumption by Plazacorp of all the covenants and obligations of KEYreit under the Debenture Indenture, in each case effective as of the date of the Plazacorp Second Step Acquisition.

Pursuant to the terms of the Indenture, KEYreit has delivered a notice of change of control and offer to purchase to the Debenture Trustee for further delivery to the Debentureholders. The notice of change of control and offer to purchase describes the manner in which Debentureholders may accept KEYreit’s offer to purchase all or any part of their Convertible Debentures in cash at a price equal to 101% of the principal amount thereof, plus accrued and unpaid interest to the date of acquisition. In the event that the principal amount of Convertible Debentures outstanding falls below the minimum listing requirements of the exchange on which they will be delivered, the Convertible Debentures may be de-listed from such exchange.

INFORMATION CONCERNING PLAZACORP

Plazacorp Retail Properties Ltd. was incorporated under the Business Corporations Act (New Brunswick) on February 2, 1999. Plazacorp is qualified as a “mutual fund corporation” as defined in the Tax Act. As of May 24, 2013, there were 76,622,254 Plazacorp Shares issued and outstanding and no preferred shares issued and outstanding. Up to 12,295,174 Plazacorp Shares may be issued to Non-Depositing Unitholders in connection with the Plazacorp Second Step Acquisition. As previously disclosed, Plazacorp intends to graduate from the TSX-V to the TSX, subject to TSX approval.  Plazacorp has submitted its listing application to the TSX and, pending the outcome of the application process, it is possible that Plazacorp may graduate to the TSX prior to the completion of the Plazacorp Second Step Acquisition. If such graduation is not completed prior to the Plazacorp Second Step Acquisition, the TSX-V has conditionally approved the listing of the Plazacorp Shares to be issued in connection with the Plazacorp Second Step Acquisition.  See “- TSX-V Listing Application” below.

Additional information regarding Plazacorp is set forth in the Take-Over Bid Circular, which is incorporated by reference into this Circular.

Price Range and Trading Volume of Plazacorp Shares

The Plazacorp Shares are traded on the TSX-V (but, as described above, may graduate to the TSX pending the outcome of Plazacorp’s application to graduate to the TSX). The following table sets forth the reported high and low daily closing prices and the aggregate volume of trading of the Plazacorp Shares on the TSX-V since the date of the Take-Over Bid Circular:

	Trading of Plazacorp Shares on the TSX-V
	High ($)	Low ($)	Volume (#)
2013
May 1-24	4.90	4.35	1,349,031
April 1 - 30	5.00	4.55	2,259,193

Prior Sales

Since the date of the Take-Over Bid Circular, Plazacorp has issued or granted Plazacorp Shares and securities convertible into Plazacorp Shares as listed in the table below. Other than the issuances listed in the table below and in the Take-Over Bid Circular, Plazacorp has not issued any Plazacorp Shares or securities convertible into Plazacorp Shares within the 12 months preceding the date of the Offer.

Date of Issue	Security Issued	Number of Securities Issued	Price per Security ($)
April 11, 2013	Common Shares (conversion of debentures)	243,419	3.80
May 15, 2013	Common Shares (DRIP)	36,210	4.6117
May 17, 2013	Common Shares (issued to JBM in connection with termination of Management Agreements)	824,742	4.85
May 21, 2013	Common Shares (take-up of Units under Offer)	11,415,391	4.90
May 21, 2013	Common Shares (redemption of Dividend RSUs under RSU plan)	1,057	4.84

Pro Formas

Unitholders should refer to Appendix B to this Circular for unaudited pro forma consolidated financial statements for Plazacorp as at and for the three months ended March 31, 2013 which give effect to the acquisition of KEYreit by Plazacorp.

TSX-V Listing Application

The TSX-V has conditionally approved the listing of the Plazacorp Shares to be issued in connection with the Plazacorp Second Step Acquisition, subject to standard terms and conditions.

Documents Incorporated by Reference

The following documents, filed by Plazacorp with the securities commissions or similar regulatory authorities in Canada, are specifically incorporated by reference in, and form an integral part of, this Circular:

(a)                                 the Take-Over Bid Circular;

(b)                                 condensed interim consolidated financial statements of Plazacorp for the three months ended March 31, 2013 and 2012, together with the notes thereto;

(c)                                  management discussion and analysis of results of operations and financial condition of Plazacorp for the three months ended March 31, 2013 and 2012; and

(d)                                 material change report dated May 24, 2013, relating to the take-up of Units under the Offer.

Information has been incorporated by reference in the Offer and Circular from documents filed with the securities commissions or similar regulatory authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from Plazacorp at 527 Queen Street, Suite 200, Fredericton, New Brunswick, E3B 1B8, Attention: Secretary (telephone: 506-460-8295), and are also available electronically on SEDAR at www.sedar.com.

Any documents of the type referred to above, and any interim financial reports, business acquisition reports or material change reports (excluding confidential material change reports), filed by Plazacorp with the securities commissions or similar regulatory authorities in each jurisdiction of Canada in which Plazacorp is a reporting issuer subsequent to the date of the Circular shall be deemed to be incorporated by reference into the Circular. Any statement contained in the Circular or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of the Circular to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document or statement that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that was required to be stated or that was necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the Circular.

RISK FACTORS

Unitholders may acquire Plazacorp Shares in consideration or partial consideration for all or a portion of the Units that are expected to be purchased under the Plazacorp Second Step Acquisition. The acquisition of Plazacorp Shares in connection with the Plazacorp Second Step Acquisition would therefore attract the same or similar risks and uncertainties as the acquisition of Plazacorp Shares in connection with the Offer. Unitholders should carefully consider the risks and uncertainties associated with Plazacorp and the Plazacorp Shares set out in the documents that Plazacorp has filed with Canadian securities regulatory authorities incorporated by reference herein, including the Take-Over Bid Circular and the AIF. These risks and uncertainties may not be the only risks and uncertainties faced by Plazacorp or the combined entity. Other risks and uncertainties not presently known by Plazacorp or that Plazacorp currently believes are not material could also materially and adversely affect Plazacorp’s or the combined entity’s business, results of operations and/or financial condition.

ADDITIONAL INFORMATION

Annual financial information is provided in KEYreit’s audited financial statements and management’s discussion and analysis for its most recently completed financial year. Copies of these documents and additional information relating to KEYreit are available on SEDAR at www.sedar.com. Unitholders may also contact KEYreit at c/o 527 Queen Street, Suite 200, Fredericton, New Brunswick, E3B 1B8, Attention: Secretary (telephone: 506-460-8295) to request copies of KEYreit’s financial statements and management’s discussion and analysis at no charge.

EXPERTS

As at the date of this Circular, the partners and associates of Davies Ward Phillips & Vineberg LLP beneficially own, directly or indirectly, less than 1% of the securities of each of Plazacorp, KEYreit and their respective associates and affiliates.

The audited consolidated financial statements of Plazacorp as at December 31, 2012 and 2011 incorporated by reference herein by reference to the Take-Over Bid Circular have been audited by KPMG LLP, Chartered

Accountants, who have advised that they are independent with respect to Plazacorp within the meaning of the Rules of Professional Conduct of the New Brunswick Institute of Chartered Accountants.

STATUTORY RIGHTS

Securities legislation in the provinces and territories of Canada provides Unitholders with, in addition to any other rights they may have at law, one or more rights of rescission or price revision or to damages, if there is a misrepresentation in a circular or notice that is required to be delivered to the Unitholders. However, such rights must be exercised within prescribed time limits. Unitholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult a lawyer.

TRUSTEES’ APPROVAL

The Trustees of KEYreit have approved the contents of this Circular and its sending to the Unitholders.

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

DATED May 29, 2013.

(signed) Michael Zakuta
President and Trustee

CONSENT OF DAVIES WARD PHILLIPS & VINEBERG LLP

TO:  The Trustees of KEYreit (“KEYreit”)

We hereby consent to the reference to our opinion contained under “Certain Canadian Federal Income Tax Considerations”, in the management information circular of KEYreit dated May 29, 2013 made by KEYreit to the holders of Units of KEYreit.

Toronto, Canada	(signed) DAVIES WARD PHILLIPS & VINEBERG LLP
May 29, 2013	DAVIES WARD PHILLIPS & VINEBERG LLP

APPENDIX A

SPECIAL RESOLUTION OF THE UNITHOLDERS OF KEYREIT

IT IS RESOLVED THAT:

1.                    the DOT Amendments, including:

(a)                                 the amendments to permit Plazacorp Retail Properties Ltd. (“Plazacorp”) to purchase, without further act or formality on the part of the Non-Depositing Unitholders, all of the Units held by Non-Depositing Unitholders at the Plazacorp Second Step Purchase Price, as described in greater detail in the management information circular of KEYreit dated May 29, 2013 (the “Circular”); and

(b)                                 any Housekeeping Amendments that are deemed necessary or desirable by any Trustee or officer of KEYreit, including, for certainty, any amendments to provisions of the Declaration of Trust that would specifically require the approval of the Unitholders;

are authorized and approved;

2.                    the completion of the Plazacorp Second Step Acquisition substantially as described in the Circular is authorized and approved;

3.                    any one trustee or officer of KEYreit is authorized and directed for and on behalf of KEYreit to execute and deliver all documents, instruments and agreements and take such other action as such trustee or officer may determine to be necessary or desirable to implement this resolution or otherwise in connection with the matters authorized or contemplated hereby, including any supplemental indenture, amending agreement or amended and restated declaration of trust to reflect the DOT Amendments and the execution and delivery of a Plazacorp Acquisition Notice in accordance with the DOT Amendments, such determination to be conclusively evidenced by the execution and delivery of any such documents, instruments or agreements and the taking of any such action; and

4.                    capitalized terms used in this Special Resolution but not defined in this Special Resolution have the meanings ascribed to them in the Circular.

APPENDIX B

PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS OF
PLAZACORP RETAIL PROPERTIES LTD.

PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

AS AT AND FOR THE THREE MONTHS ENDED

MARCH 31, 2013

Plazacorp Retail Properties Ltd.

Pro Forma Consolidated Statement of Financial Position

March 31, 2013 (unaudited)

	Plazacorp
	Retail			Pro Forma
(in thousands of Canadian dollars)	Properties Ltd.	KEYreit	Subtotal	Adjustments	Note 3	Pro Forma

Assets

Non-Current Assets
Investment properties	$569,075	$328,930	$898,005	$27,127	(b) (c) (d)	$925,132
Investments	28,929	—	28,929	—		28,929
Tenant loans	2,552	—	2,552	—		2,552
Deferred income tax asset	951	—	951	—		951
	601,507	328,930	930,437	27,127		957,564
Current Assets
Cash	4,075	1,278	5,353	—		5,353
Receivables	2,332	457	2,789	—		2,789
Prepaid expenses and deposits	7,529	2,239	9,768	—		9,768
Notes receivable	587	—	587	—		587
	14,523	3,974	18,497	—		18,497
	$616,030	$332,904	$948,934	$27,127		$976,061

Liabilities and Shareholders’ Equity

Non-Current Liabilities
Debentures payable	$22,655	$52,977	$75,632	$—		$75,632
Mortgage bonds payable	2,065	—	2,065	—		2,065
Mortgages payable	209,920	136,316	346,236	14,853	(f)	361,089
Land lease liability		5,418	5,418	—		5,418
Deferred income tax liability	64,562	—	64,562	(967)	(h)	63,595
	299,202	194,711	493,913	13,886		507,799
Current Liabilities
Bank indebtedness	930	—	930	83,707	(g)	84,637
Current portion of mortgages payable	44,440	4,273	48,713	—		48,713
Accounts payable and accrued liabilities	13,405	7,542	20,947	—		20,947
Due to related parties		192	192	—		192
Land lease liability		112	112	—		112
Income taxes payable	211	—	211	—		211
Notes payable	1,219	—	1,219	—		1,219
	60,205	12,119	72,324	83,707		156,031
	359,407	206,830	566,237	97,593		663,830

Shareholders’/unitholders’ equity	242,855	126,074	368,929	(70,466)	(h)	298,463
Non-controlling interests	13,768	—	13,768	—		13,768
	256,623	126,074	382,697	(70,466)		312,231
	$616,030	$332,904	$948,934	$27,127		$976,061

Plazacorp Retail Properties Ltd.

Pro Forma Consolidated Statement of Comprehensive Income

For the Three Months Ended March 31, 2013 (unaudited)

	Plazacorp
	Retail			Pro Forma
(in thousands of Canadian dollars)	Properties Ltd.	KEYreit	Subtotal	Adjustments	Note 3	Pro Forma

Revenues	$15,896	$7,015	$22,911	$—		$22,911
Operating expenses	(6,679)	(1,372)	(8,051)	278	(i)	(7,773)
Net property operating income	9,217	5,643	14,860	278		15,138

Share of profit of associates	995	—	995	—		995
Administrative expenses	(1,635)	(4,024)	(5,659)	212	(i)	(5,447)
Investment income	36	3	39	—		39
Other income	352	—	352	—		352
Income before finance costs, fair value adjustments, gain (loss) on disposals and income taxes	8,965	1,622	10,587	490		11,077
Finance costs	(3,899)	(3,187)	(7,086)	(1,829)	(c) (f) (g)	(8,915)
Finance costs - net gain from fair value adjustments to convertible debentures	350	536	886	(536)	(j)	350
Net gain from fair value adjustments to investment properties	6,515	8,495	15,010	(8,495)	(k)	6,515
Profit before income tax	11,931	7,466	19,397	(10,370)		9,027
Income tax expense
- Current	(247)	—	(247)	—		(247)
- Deferred	(3,177)	—	(3,177)	—		(3,177)
	(3,424)	—	(3,424)	—		(3,424)
Profit and total comprehensive income for the period	$8,507	$7,466	$15,973	$(10,370)		$5,603
Profit and total comprehensive income for the period attributable to:
- Shareholders	$8,287	$11,141	19,428	$(10,370)		9,058
- Non-controlling interests	220	—	220	—		220
	$8,507	$11,141	$19,648	$(10,370)		$9,278

Plazacorp Retail Properties Ltd.

Notes to the Pro Forma Consolidated Financial Statements

March 31, 2013 (unaudited)

(tabular amounts in thousands of Canadian dollars, except per share amounts and as otherwise indicated)

1.         Reporting Entity

Plazacorp Retail Properties Ltd. (the “Company”) is incorporated and domiciled in Canada.  The address of the Company’s registered office is 527 Queen Street, Fredericton, New Brunswick.

The Company operates a retail real estate ownership and development business in Ontario, Quebec, and the Atlantic Provinces.  The Company was incorporated under the New Brunswick Business Corporations Act on February 2, 1999.  On December 11, 2002 the Company amended its articles of incorporation to become a Mutual Fund Corporation as defined in the Income Tax Act of Canada.

2.         Basis of Preparation

The accompanying unaudited pro forma consolidated financial statements (the “Pro Formas”) as at and for the three months ended March 31, 2013, give effect to the proposed offer and acquisition of all of the outstanding units of KEYreit by the Company (the “Acquisition”) to be accounted for on the basis and assumptions and adjustments described below.  These Pro Formas have been prepared in accordance with the accounting policies of the Company as contained in its March 31, 2013 unaudited consolidated financial statements.  These policies are in accordance with International Accounting Standards (“IFRS”) as issued by the International Accounting Standards Board.  As no key strategic processes of KEYreit are being acquired as part of the Acquisition as a result of the existing asset and property management agreements being terminated (see 3(a) below), the Acquisition is not a business combination and is being accounted for as an asset acquisition.  The share consideration issued in the transaction will be valued in reference to the fair value of the assets acquired in accordance with IFRS 2.

These Pro Formas do not include all of the information and disclosures required by IFRS for annual financial statements and therefore should be read in conjunction with the December 31, 2012 audited consolidated financial statements of the Company.  Additionally, the Company has reclassified certain items on KEYreit’s consolidated financial statements to reflect the financial presentation of the Company’s consolidated financial statements.

The pro forma consolidated statement of financial position gives effect to the Acquisition as if it had occurred on March 31, 2013.  The pro forma consolidated statement of comprehensive income for the three months ended March 31, 2013, gives effect to the Acquisition as if it had occurred on January 1, 2013.

The Pro Formas include estimates and assumptions effective May 28th, 2013.

The Pro Formas are not necessarily indicative of the results that would have occurred had the Acquisition been consummated at the dates indicated, nor are they necessarily indicative of future operating results or the financial position of the Company.

3.         Pro Forma Adjustments

(a)    The Acquisition

The Company entered into a definitive agreement to acquire 100% of the issued and outstanding units of KEYreit.  KEYreit unitholders had the option to tender their units for either $8.35 per unit in cash, subject to a maximum aggregate cash amount of approximately $62.1 million (representing approximately 50% of the consideration), 1.7041 Plazacorp shares, or any combination thereof, subject to proration.  The bid expired on May 16, 2013, at which time 13,288,370 units of KEYreit were tendered (or approximately 88.5% of the then issued and outstanding units of KEYreit) and taken up by the Company.  The Company intends to effect a subsequent acquisition transaction in order to acquire all of the remaining units of KEYreit.  In these Pro Formas, the Company is assumed to purchase 14.9 million units of KEYreit through the payment of $62.1 million in cash and the issuance of approximately 12.7 million shares of the Company at an assumed price of $4.90 per share, for total consideration of $124.3 million.  As part of the agreement, the existing asset and property management agreements between KEYreit and JBM Properties Inc. (a company owned by the CEO of KEYreit, Mr. John Bitove) was terminated upon closing of the first stage of the Acquisition (being May 16, 2013) for a termination fee in the amount of $8 million.  The termination fee has been paid 50% in cash and 50% in shares (825 thousand shares) of Plazacorp.  The Company’s sources and uses of funds to complete the Acquisition (including the subsequent acquisition transaction) are as follows:

Plazacorp Retail Properties Ltd.

Notes to the Pro Forma Consolidated Financial Statements

March 31, 2013 (unaudited)

(tabular amounts in thousands of Canadian dollars, except per share amounts and as otherwise indicated)

Uses:
Consideration paid to KEYreit unitholders	$124,298
Acquisition-related disbursements:
Termination fee to JBM Properties Inc.	8,000
Bridge facility financing fees	1,838
Transaction related fees	13,858
Total uses	$147,994
Sources:
Shares issued to KEYreit unitholders (12,683,616 x $4.90)	$62,149
Shares issued for termination fee to JBM Properties Inc.	4,000
Total shares issued	66,149
Bridge facility (see 3(g) below)	81,845
Total sources	$147,994

(b)    Provisional Fair Value of Identifiable Assets and Liabilities Assumed

The consideration paid to KEYreit unitholders of $124.3 million has been allocated to the identifiable assets and liabilities assumed as indicated below (including the event described in 3(c) below).  These identifiable assets and liabilities assumed have been recorded at their provisional values, which are preliminary.  The actual values of the identifiable assets and liabilities assumed may differ from the amounts disclosed, upon finalization of the Acquisition.

Investment properties	$345,707
Cash	1,278
Receivables	457
Prepaid expenses and deposits	2,239
Debentures payable	(52,977)
Mortgages payable	(155,442)
Land lease liabilities	(5,530)
Bank indebtedness	(3,700)
Accounts payable and accrued liabilities	(7,542)
Due to related parties	(192)
Total consideration paid to KEYreit unitholders	$124,298

(c)    Events of KEYreit subsequent to March 31, 2013

The Pro Formas have been adjusted to reflect the following subsequent event of KEYreit, which has also been included in the provisional fair value of identifiable assets and liabilities in 3(b) above:

(i)                                     Acquisition of properties

In April 2013, KEYreit completed the acquisition of two retail properties located in Alberta for a total purchase price of $10 million.  The purchase price was satisfied by new mortgage debt of $6.3 million, bearing an interest rate of 3.8% and funds drawn from a credit facility entered into by KEYreit.  The credit facility was paid off by the Company using the Company’s bridge facility (see 3(g) below) on May 17, 2013 after closing the first stage of the Acquisition.

(d)  Investment properties

Included in the pro forma consolidated statement of financial position is $10.4 million in Acquisition-related expenses capitalized to investment properties.

(e)    Debentures payable

The Pro Formas assume that the holders of the KEYreit convertible debentures did not exercise their conversion rights.

Plazacorp Retail Properties Ltd.

Notes to the Pro Forma Consolidated Financial Statements

March 31, 2013 (unaudited)

(tabular amounts in thousands of Canadian dollars, except per share amounts and as otherwise indicated)

(f)    Mortgages payable

Included in the net assets acquired is a fair value adjustment premium on mortgages payable of $6.0 million.  The pro forma consolidated statement of comprehensive income includes the amortization of this fair value adjustment in the amount of $0.3 million.

The pro forma consolidated statement of financial position includes the write off of previously recorded deferred financing charges in the amount of $2.6 million and the pro forma consolidated statement of comprehensive income includes the elimination of the amortization of those previously recorded deferred financing charges in the amount of $0.2 million.

The Pro Formas assume that mortgage consents required from existing KEYreit lenders upon the change of control have been obtained.

(g)    Bridge facility

The Company has committed to a one-year secured credit facility for up to $122.5 million to fund the Acquisition.  Of this amount, $82.5 million is extendible for 2 additional 6 month periods at the Company’s request and with the lender’s consent.  Prepayment of the facility may be made in whole or in part at any time without penalty.  For purposes of these Pro Formas, the Company is assuming that it will draw $81.8 million of this facility to fund the Acquisition and Acquisition-related expenses, as well as an additional $3.7 million for the equity portion of the acquisition of two retail properties in Alberta (see 3(c) above).

Financing fees in the amount of $1.9 million payable for the facility are netted against the facility in the pro forma consolidated statement of financial position.  In the pro forma consolidated statement of comprehensive income, $0.5 million of this amount is amortized and expensed to finance costs.

The pro forma consolidated statement of comprehensive income includes additional interest expense on the facility of $1.2 million.

(h)     Unitholders’ equity

The Pro Formas include an adjustment to eliminate the unitholders’ equity of KEYreit, to record the $66.1 million of equity issued by the Company for the Acquisition, to record $9.0 million in Acquisition-related costs that would get expensed and therefore would get booked to retained earnings and to record $2.5 million in Acquisition-related costs to shareholders’ equity relating to the issuance of equity by the Company for the Acquisition (net of deferred taxes of $967 thousand).

(i)      Termination of JBM Properties Inc. asset and property management agreements

As part of the Acquisition, the asset and property management agreements with JBM Properties Inc. have been terminated.  Accordingly, the Pro Formas include an adjustment to eliminate the property management and asset management fees recorded by KEYreit for the three months ended March 31, 2013.

(j)      Fair value adjustment on convertible debentures

An adjustment has been made to reverse the fair value adjustment on convertible debentures recorded by KEYreit.  For purposes of the pro forma consolidated statement of comprehensive income, no changes in fair values of KEYreit’s convertible debentures have been assumed as the convertible debentures are assumed to be recorded at fair value on closing of the Acquisition.

(k)      Fair value adjustments on investment properties

An adjustment has been made to reverse the fair value gain on investment property recorded by KEYreit.  Subsequent to initial recognition, investment properties are recorded at fair value each reporting period, with the changes in fair value recorded in comprehensive income for the period.  For the purposes of the pro forma consolidated statement of comprehensive income, no changes in fair values of KEYreit’s investment properties have been assumed as investment properties are assumed to be recorded at fair value on closing of the Acquisition.

A DETAILED DESCRIPTION OF THE TRANSACTIONS DESCRIBED IN THIS LETTER OF TRANSMITTAL AND ELECTION FORM IS CONTAINED IN THE MANAGEMENT INFORMATION CIRCULAR DATED MAY 29, 2013 MAILED TO THE UNITHOLDERS OF KEYREIT IN CONNECTION WITH A SPECIAL MEETING OF UNITHOLDERS OF KEYREIT THAT IS SCHEDULED TO BE HELD ON JUNE 26, 2013. YOU MAY OBTAIN A COPY OF THE MANAGEMENT INFORMATION CIRCULAR FROM WWW.SEDAR.COM. YOU MAY ALSO REQUEST AN ADDITIONAL PAPER COPY FREE OF CHARGE BY CONTACTING THE DEPOSITARY (SEE THE END OF THIS DOCUMENT FOR CONTACT DETAILS).

The Instructions below should be read carefully before completing this Letter of Transmittal.

LETTER OF TRANSMITTAL AND ELECTION FORM

for Units

of

KEYREIT

being acquired by

PLAZACORP RETAIL PROPERTIES LTD.

pursuant the declaration of trust governing the business and affairs of KEYreit, as amended (the “Amended DOT”)

This Letter of Transmittal and Election Form (the “Letter of Transmittal”), or a manually executed facsimile hereof, properly completed and executed, together with all other required documents, is to be used to deliver the units (the “Units”) of KEYreit (“KEYreit”) held by all Non-Depositing Unitholders (as defined in the Circular referred to below), including any Units that may become issued and outstanding before the date on which the Plazacorp Second Step Acquisition becomes effective upon the conversion of Convertible Debentures of KEYreit or the exercise, conversion or exchange of other securities of KEYreit that are convertible into or exercisable or exchangeable for Units, that are being acquired by Plazacorp pursuant to the Plazacorp Second Step Acquisition, as defined in the KEYreit management information circular dated May 29, 2013 (the “Circular”). The amendments to the declaration of trust governing the business and affairs of KEYreit to permit the Plazacorp Second Step Acquisition are being submitted for approval at a special meeting of the holders of the Units (the “Unitholders”) to be held on June 26, 2013. Upon the Amended DOT becoming effective and the delivery of a Plazacorp Acquisition Notice to the registered Unitholders, each Non-Depositing Unitholder will receive at the election or deemed election of such holder, either (a) $8.35 in cash (the “Cash Alternative”) or (b) 1.7041 common shares of Plazacorp (the “Plazacorp Shares”) (the “Share Alternative”), in each case subject to proration as described in the Circular.  Each Unitholder may elect the Cash Alternative or the Share Alternative in respect of all of the Unitholder’s Units delivered pursuant to the Plazacorp Second Step Acquisition or may apportion the Unitholder’s Units between such consideration alternatives. No fractional Plazacorp Shares will be issued as part of the Plazacorp Second Step Purchase Price. Any Unitholder who would otherwise be entitled to receive a fractional Plazacorp Share will receive the applicable number of Plazacorp Shares, rounded down to the nearest whole number, and cash in lieu of the fractional Plazacorp Share.

ANY UNITHOLDER WHO DOES NOT ON OR PRIOR TO 5:00 P.M. (TORONTO TIME) ON JUNE 25, 2013 (THE “ELECTION DEADLINE”): (i) DELIVER TO THE DEPOSITARY THIS COMPLETED LETTER OF TRANSMITTAL ELECTING A CONSIDERATION ALTERNATIVE, OR (ii) PROPERLY ELECT A CONSIDERATION ALTERNATIVE IN BOX 2 BELOW, WILL BE DEEMED TO HAVE ELECTED TO RECEIVE $4.175 IN CASH AND 0.85205 OF A PLAZACORP SHARE FOR EACH UNIT THAT IT HOLDS ON THE DATE THAT THE PLAZACORP SECOND STEP ACQUISITION IS COMPLETED.

The maximum amount of cash available under the Plazacorp Second Step Acquisition is approximately $7,125,772 and the maximum number of Plazacorp Shares available for issuance under the Plazacorp Second Step Acquisition is approximately 12,295,174 Plazacorp Shares.

To be effective, this Letter of Transmittal, properly completed and executed, together with all other required documents, must accompany the Unit certificate(s) representing Units of KEYreit or, in the case of a book-entry transfer, a Book-Entry Conformation, surrendered in accordance with the terms of the Plazacorp Second Step Acquisition as described in the Circular.

This Letter of Transmittal is to be used for the delivery of Units to be acquired by Plazacorp under the Plazacorp Second Step Acquisition. Unitholders can also deliver and surrender their Units under the Plazacorp Second Step Acquisition by following the procedures for book-entry transfer set forth in the Circular.  A Unitholder delivering and surrendering their Units under the Plazacorp Second Step Acquisition by following the procedures for book-entry transfer does not need to use this Letter of Transmittal unless such Unitholder is following the procedures for book-entry transfer with DTC and does not have an accompanying Agent’s Message. A Unitholder who utilizes DTC to deliver and surrender their Units by causing DTC to deliver an Agent’s Message of the book-entry transfer of such Unitholder’s Units will be bound by the terms of the Letter of Transmittal as if executed by such Unitholder. Unitholders who utilize CDSX to deliver their Units through a book-entry transfer will be deemed to have completed and submitted a Letter of Transmittal and be bound by the terms hereof. Accordingly, where Units are delivered by way of book-entry transfer without delivery of an executed Letter of Transmittal, unless the context otherwise requires, references herein to the “undersigned” are to the person on whose behalf that book-entry transfer is made (notwithstanding that such person has not executed a Letter of Transmittal).

The terms and conditions of the Plazacorp Second Step Acquisition, including the terms and conditions of the Plazacorp Acquisition Right set forth in the Amended DOT and the procedures set forth in the Amended DOT to permit Plazacorp to acquire all of the issued and outstanding Units held by Non-Depositing Unitholders on the Plazacorp Second Step Acquisition Date without any further action or formality on the part of the Non-Depositing Unitholders, are incorporated by reference in this Letter of Transmittal. Capitalized terms used but not defined in this Letter of Transmittal which are defined in the Circular dated May 29, 2013 have the respective meanings ascribed thereto in the Circular. All dollar references in this Letter of Transmittal refer to Canadian dollars, except where otherwise indicated.

As used herein, the term “U.S. Unitholder” means a beneficial owner of Units that is, for U.S. federal income tax purposes, (a) an individual citizen or resident of the United States, (b) a corporation or other entity taxable as a corporation created or organized under the laws of the United States or any State thereof, (c) an estate the income of which is subject to U.S. federal income tax without regard to its source or (d) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or the trust has elected to be treated as a domestic trust for U.S. federal income tax purposes.

Questions or requests for assistance in completing this Letter of Transmittal and delivering Units to the Depositary in accordance with the Amended DOT may be directed to the Depositary. The Depositary’s contact details are provided at the end of this document.  Unitholders whose Units are registered in the name of an investment advisor, stockbroker, bank, trust company or other nominee should immediately contact that nominee for assistance in order to take the necessary steps to make the elections set forth herein.

DELIVERY OF THIS LETTER OF TRANSMITTAL TO AN ADDRESS OTHER THAN THE ADDRESS OF THE DEPOSITARY SET FORTH BELOW WILL NOT CONSTITUTE A VALID DELIVERY TO THE DEPOSITARY. YOU MUST SIGN THIS LETTER OF TRANSMITTAL IN THE APPROPRIATE SPACE PROVIDED BELOW AND, IF YOU ARE A U.S. UNITHOLDER, YOU MUST ALSO COMPLETE THE SUBSTITUTE FORM W-9 SET FORTH BELOW (SEE INSTRUCTION 4, “SUBSTITUTE FORM W-9 FOR U.S. UNITHOLDERS ONLY”). IF YOU HAVE A U.S. ADDRESS, BUT ARE NOT A U.S. UNITHOLDER, PLEASE SEE INSTRUCTION 4 BELOW.

NOTICE TO UNITHOLDERS IN THE UNITED STATES

THE SECURITIES TO BE ISSUED IN CONNECTION WITH THE PLAZACORP SECOND STEP ACQUISITION TRANSACTION HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY UNITED STATES STATE SECURITIES COMMISSION NOR HAS ANY SUCH SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

The solicitation of proxies made pursuant to the Circular is not subject to the requirements of Section 14(a) of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”).  Accordingly, the Circular has been prepared in accordance with disclosure requirements applicable in Canada, and the solicitations and transactions contemplated in the Circular are made in the United States for securities of a Canadian issuer in accordance with Canadian corporate and securities laws.  Unitholders resident in the United States should be aware that such requirements are different from those of the United States applicable to registration statements under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), and to proxy statements under the Exchange Act.  Financial statements included herein, if any, have been prepared in accordance with Canadian generally accepted accounting principles and thus may not be comparable to financial statements of United States companies.

The Plazacorp Shares to be issued in connection with the Plazacorp Second Step Acquisition are being issued pursuant to an exemption from the registration requirements of the U.S. Securities Act provided by Rule 802 thereunder. No Plazacorp Shares will be delivered in the United States or to or for the account or for the benefit of a person in the United States, unless Plazacorp is satisfied that such Plazacorp Shares may be delivered in the relevant jurisdiction in reliance upon available exemptions from the registration requirements of the U.S. Securities Act and the securities laws of the relevant U.S. state or other local jurisdiction, or on a basis otherwise determined to be acceptable to Plazacorp in its sole discretion, and without subjecting Plazacorp to any registration, reporting or similar requirements. Without limiting the foregoing, except as may be otherwise determined by Plazacorp in its sole discretion, Plazacorp Shares will not be delivered to or for the account or for the benefit of Ineligible U.S. Unitholders (as defined in the Take-Over Bid Circular).

Ineligible U.S. Unitholders that would otherwise receive Plazacorp Shares in exchange for their Units may, at the sole discretion of Plazacorp, have such Plazacorp Shares issued on their behalf to a selling agent, which shall, as agent for such Unitholders (and without liability except for gross negligence or wilful misconduct), as expeditiously as is commercially reasonable thereafter, sell such Plazacorp Shares on their behalf through the facilities of the TSX-V and have the net proceeds of such sale, less any applicable brokerage commissions, other expenses and withholding taxes, delivered to such Unitholders. Each Unitholder for whom Plazacorp Shares are sold by the selling agent will receive an amount equal to such Unitholder’s pro rata interest in the net proceeds of sales of all Plazacorp Shares so sold by the selling agent. Plazacorp will have no liability for any such proceeds received or the remittance thereof to such Unitholders.

All Ineligible U.S. Unitholders must notify their broker, financial advisor, financial institution or other nominee through which their Units are held of their status as an Ineligible U.S. Unitholder. Failure by an Ineligible U.S. Unitholder to inform such Unitholder’s broker, financial advisor, financial institution or other nominee through which such Unitholder’s Units are held of such Unitholder’s status as an Ineligible U.S. Unitholder prior to the Purchase Time will be deemed to be a certification that such Unitholder is not a resident of a U.S. state who is not an exempt “institutional investor” within the meaning of the securities laws and regulations of the subject state of which such Unitholder is a resident. Any Unitholder in the United States that delivers or is deemed to deliver Units using a Letter of Transmittal that does not indicate whether such Unitholder is an Ineligible U.S. Unitholder will be deemed to have certified that such Unitholder is not an Ineligible U.S. Unitholder.

Unitholders in the United States should be aware that the exchange of Units for Plazacorp Shares pursuant to the Plazacorp Second Step Acquisition as described herein may have tax consequences both in the United States and in Canada. Such consequences are not described herein and such holders are urged to consult their tax advisors.

The enforcement by Unitholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that Plazacorp is incorporated under the laws of New Brunswick and KEYreit exists under the laws of Ontario, that the majority of the officers and directors of each of Plazacorp and KEYreit reside outside the United States, that some of the experts named herein may reside outside the United States, and that all or a substantial portion of the assets of Plazacorp, KEYreit and the other above-mentioned persons are located outside the United States. Unitholders in the United States may not be able to sue Plazacorp, KEYreit or their respective officers, directors or trustees in a non-U.S. court for violation of United States federal securities laws. It may be difficult to compel such parties to subject themselves to the jurisdiction of a court in the United States or to enforce judgment obtained from a court of the United States.

NEITHER THE FACT THAT A REGISTRATION STATEMENT OR AN APPLICATION FOR A LICENSE HAS BEEN FILED WITH THE STATE OF NEW HAMPSHIRE NOR THE FACT THAT A SECURITY IS EFFECTIVELY REGISTERED OR A PERSON IS LICENSED IN THE STATE OF NEW HAMPSHIRE CONSTITUTES A FINDING BY THE SECRETARY OF STATE THAT ANY DOCUMENT FILED UNDER RSA 421-B IS TRUE, COMPLETE AND NOT MISLEADING. NEITHER ANY SUCH FACT NOR THE FACT THAN AN EXEMPTION OR EXCEPTION IS AVAILABLE FOR A SECURITY OR A TRANSACTION MEANS THAT THE SECRETARY OF STATE HAS PASSED IN ANY WAY UPON THE MERITS OR QUALIFICATIONS OF, OR RECOMMENDED OR GIVEN APPROVAL TO, ANY PERSON, SECURITY, OR TRANSACTION. IT IS UNLAWFUL TO MAKE, OR CAUSE TO BE MADE, TO ANY PROSPECTIVE PURCHASER OR CLIENT ANY REPRESENTATION INCONSISTENT WITH THE PROVISIONS OF THIS PARAGRAPH.

Please read carefully the Instructions set forth below before completing this Letter of Transmittal.

TO:	PLAZACORP RETAIL PROPERTIES LTD.

AND TO:	KEYREIT

AND TO:	COMPUTERSHARE INVESTOR SERVICES INC.

The undersigned delivers to you the enclosed certificate(s) representing Units referred to below and, subject only to the execution of the Amended DOT and the delivery of a Plazacorp Acquisition Notice to the registered Unitholders, irrevocably agrees to deliver and surrender such Units upon the terms and conditions contained in the Circular and this Letter of Transmittal, receipt of which is hereby acknowledged. The following are the details of the enclosed certificate(s):

Box 1

UNITS

(Please print or type.)

Certificate Number	Name in Which Certificate is Registered	Number of Units Delivered
CDS & Co.

CDS & CO.

By:
Authorized Signing Officer

Dated:

Box 2
ELECTION FOR CASH AND/OR PLAZACORP SHARES
(Unitholders must choose only ONE of the Alternatives below.)

Under the Plazacorp Second Step Acquisition, the undersigned may elect the Cash Alternative or the Share Alternative with respect to all of the Units delivered with this Letter of Transmittal (or book-entry transfer, as applicable) (the “Delivered Units”) or the undersigned may apportion the Delivered Units between the Cash Alternative and the Share Alternative. The undersigned hereby elects as follows:

☐                                    ALTERNATIVE A:  CASH ALTERNATIVE

Unitholders who check this box will receive $8.35 cash for each Unit delivered under the Plazacorp Second Step Acquisition (subject to proration, as described in the Circular).

OR

☐                                    ALTERNATIVE B:  SHARE ALTERNATIVE

Unitholders who check this box will receive 1.7041 Plazacorp Shares for each Unit delivered under the Plazacorp Second Step Acquisition (subject to proration and adjustment for fractional Plazacorp Shares, as described in the Circular).

OR

☐                                    ALTERNATIVE C:  COMBINATION OF CASH ALTERNATIVE AND SHARE ALTERNATIVE

Unitholders who check this box and complete the fields immediately below will receive $8.35 cash for each Unit delivered under the Cash Alternative and 1.7041 Plazacorp Shares for each Unit delivered under the Share Alternative (in each case subject to proration and adjustment for fractional Plazacorp Shares, as described in the Take-Over Bid Circular). The total number of Units delivered under this Alternative must equal the total number of Units delivered under the Plazacorp Second Step Acquisition (see Box 1 in this Letter of Transmittal).

                                   (insert number) Units delivered under the Cash Alternative, and

                                   (insert number) Units delivered under the Share Alternative.

Any Non-Depositing Unitholder who does not properly elect one of the Alternatives set out above will be deemed to have elected to receive $4.175 in cash and 0.85205 of a Plazacorp share per Unit held by such Non-Depositing Unitholder on the date of the Plazacorp Second Step Acquisition.

If a Non-Depositing Unitholder apportions the Delivered Units in Alternative C between the Cash Alternative and the Share Alternative and the number of Units subject to such Non-Depositing Unitholder’s elections does not equal the number of Delivered Units (which the undersigned should identify in Box 1 in this Letter of Transmittal), then the Delivered Units will be apportioned equally between the Cash Alternative and the Share Alternative.

No fractional Plazacorp Shares will be issued as part of the Plazacorp Second Step Purchase Price. Any Unitholder who would otherwise be entitled to receive a fractional Plazacorp Share will receive the applicable number of Plazacorp Shares, rounded down to the nearest whole number, and cash in lieu of the fractional Plazacorp Share.

A Unitholder who is an Eligible Holder (as defined below) and who wishes to elect the Rollover Option (as defined in the Circular) to make the necessary joint tax election with Plazacorp to obtain a full or partial tax-deferred rollover for Canadian federal income tax purposes in respect of the disposition of Units under the Plazacorp Second Step Acquisition, must elect the Share Alternative in respect of that number of Units for which the Unitholder wishes to obtain such rollover. See the section of the Circular titled “Certain Canadian Federal Income Tax Considerations”.

Box 3
ROLLOVER OPTION FOR ELIGIBLE HOLDERS

As described in the section of the Circular titled “Certain Canadian Federal Income Tax Considerations”, a Unitholder who is an Eligible Holder, who disposes of Units under the Plazacorp Second Step Acquisition pursuant to the Share Alternative and who further elects the Rollover Option may, depending on the circumstances, obtain a full or partial tax-deferred rollover in respect of a disposition of Units by entering into a joint election with Plazacorp and filing such election with the Canada Revenue Agency (“CRA”) under section 85 of the Income Tax Act (Canada) (the “Tax Act”) specifying therein an elected amount in accordance with certain limitations provided in the Tax Act.

“Eligible Holder” means a Unitholder who is (a) a resident of Canada for the purposes of the Tax Act and who is not exempt from tax on income under the Tax Act, or (b) a non-resident of Canada for the purposes of the Tax Act whose Units are “taxable Canadian property” (as defined by the Tax Act) to such Unitholder and who is not exempt from Canadian tax in respect of any gain such Unitholder would realize on a disposition of Units by reason of an exemption contained in the Tax Act or an applicable income tax treaty or convention, or (c) a partnership if one or more members of the partnership are described in (a) or (b).

See the section of the Circular titled “Certain Canadian Federal Income Tax Considerations — Unitholders Resident in Canada —Exchange of Units for Cash and Plazacorp Shares — Tax Deferred Rollover Under the Tax Act”, describes the actions that an Eligible Holder must take in order to make a valid tax election with Plazacorp under section 85 of the Tax Act. The Eligible Holder must obtain the appropriate federal election forms (Form T2057 or, in the event that the Units are held by a partnership, Form T2058) from the CRA, and where necessary, appropriate provincial election forms from the appropriate provincial office. The Eligible Holder must ensure that two signed copies of Form T2057 or, in the event that the Units are held by a partnership, two signed copies of Form T2058 (and where necessary, two signed copies of the appropriate provincial forms) are received by Plazacorp at its head office (527 Queen Street, Suite 200, Fredericton, New Brunswick, E3B 1B8, Attention: Secretary, telephone: 506-460-8289) on or before 45 days after the date on which Plazacorp takes up the Units pursuant to the Plazacorp Second Step Acquisition (the “Take-Up Date”) for the Units duly completed with details of the number of Units transferred, the consideration received and the applicable Elected Amounts (as defined in the Circular) for the purposes of such elections. Plazacorp agrees only to add the required information regarding Plazacorp to any properly completed election form received by Plazacorp at its head office on or before 45 days after the Take-Up Date for the Units, to execute any such election form and to forward one copy of such election form by mail to the Eligible Holder at the address indicated on the election form within 45 days after the receipt thereof. The Eligible Holder must file the completed and signed joint tax election form with the CRA within the time prescribed by the Tax Act (and with any applicable provincial tax authorities within the time prescribed by the corresponding provisions of any applicable provincial tax legislation). Eligible Holders should consult their own tax advisors for assistance with respect to making a valid tax election.

Compliance with the requirements to ensure a valid election is filed under subsection 85(1) or (2) of the Tax Act (and, where applicable, a valid election is filed under the corresponding provisions of any applicable provincial tax legislation) will be the sole responsibility of the Eligible Holder making such election, and such Eligible Holder will be solely responsible for the payment of any late filing penalties. Accordingly, Plazacorp will not be responsible or liable for taxes, interest, penalties, damages or expenses resulting from the failure by anyone to properly complete any election form or to properly file it within the time prescribed and in the form prescribed under the Tax Act (or the corresponding provisions of any applicable provincial tax legislation). As well, the Eligible Holder shall be solely responsible for the filing of the election forms with the relevant taxation authorities, and, without limiting the generality of the foregoing, Plazacorp shall have no responsibility whatsoever and will not in any way be obligated to indemnify the Eligible Holder in respect of any loss or damage that is suffered by reason of any incorrectness, inaccuracy or incompleteness of any such forms.  Plazacorp reserves the right not to execute and return to a Unitholder for filing any tax election form sent to it that (i) is not fully completed and signed by an Eligible Holder who has elected the Share Alternative and who has further elected the Rollover Option in this Letter of Transmittal, or (ii) is not received by Plazacorp at its head office at (527 Queen Street, Suite 200, Fredericton, New Brunswick, E3B 1B8, Attention: Secretary, telephone: 506-460-8289) on or before 45 days after the Take-Up Date for the Units.

By checking the box below to elect the Rollover Option, the undersigned (i) represents that the Unitholder delivering the Delivered Units is an Eligible Holder who has elected the Share Alternative, (ii) acknowledges that it is the Unitholder’s responsibility to complete the appropriate tax election form(s) and send two copies of the completed election form(s) to Plazacorp at its head office (527 Queen Street, Suite 200, Fredericton, New Brunswick, E3B 1B8, Attention: Secretary) so that they are received on or before 45 days after the Take-Up Date for the Units, and (iii) acknowledges that it is the Unitholder’s responsibility to file the tax election form with the CRA (and, where applicable, any provincial tax authority) once it is returned to the Unitholder by Plazacorp and pay any applicable late filing penalties.

☐              Check here if you are an Eligible Holder, you have elected the Share Alternative and you wish to further elect the Rollover Option in order to make a joint tax election with Plazacorp under subsection 85(1) or (2) of the Tax Act (and the corresponding provisions of any applicable provincial tax legislation). It is the Eligible Holder’s responsibility to take the steps required to make a valid tax election.

IN CONSIDERATION OF THE PLAZACORP SECOND STEP ACQUISITION AND FOR VALUE RECEIVED, upon the terms and subject to the conditions set forth in the Circular and in this Letter of Transmittal, the undersigned:

(a)                                 acknowledges receipt of the Circular;

(b)                                 represents and warrants that:

(i)                       the undersigned has full power and authority to deliver, deposit, sell, assign and transfer (i) the Delivered Units, and (ii) all rights and benefits arising from such Delivered Units, including, without limitation, any and all dividends, distributions, payments, securities, property, rights or other interests that may be declared, paid, accrued, issued, distributed, made or transferred on or in respect of the Delivered Units or any of them on and after the date of the Plazacorp Second Step Acquisition, including, without limitation, any dividends, distributions or payments on such dividends, distributions, payments, securities, property, rights or other interests (collectively, “Distributions”);

(ii)                    the undersigned owns the Delivered Units;

(iii)                 the Delivered Units have not been sold, assigned or transferred, nor has any agreement been entered into to sell, assign or transfer any of the Delivered Units to any other person;

(iv)                the surrender of the Delivered Units complies with applicable laws; and

(v)                   when the Delivered Units acquired by Plazacorp in accordance with the Amended DOT, Plazacorp will acquire good title thereto, free and clear of all liens, restrictions, charges, encumbrances, claims and rights of others.

(c)                                  understands that whether or not the undersigned delivers the required documentation to the Depositary, as of the Plazacorp Second Step Acquisition Date, the undersigned will cease to be a Unitholder and, subject to paragraph (c) below, will only be entitled to receive the Plazacorp Second Step Purchase Price to which the undersigned is entitled under the Amended DOT;

(d)                                 understands that if the undersigned (i) fails to complete this Letter of Transmittal electing the Cash Alternative or the Share Alternative or a combination thereof, or does not properly elect any such alternative on or prior to the Election Deadline, the undersigned will be deemed to have elected to receive $4.175 in cash and 0.85205 of a Plazacorp Share per Unit held by such Non-Depositing Unitholder on the date of the Plazacorp Second Step Acquisition;

(e)                                  directs the Depositary to forward a share certificate representing Plazacorp Shares to which the Unitholder is entitled under the Plazacorp Second Step Acquisition and/or issue, or cause to be issued, a cheque or wire transfer payable in Canadian funds in the amount to which the Unitholder is entitled and, if applicable, by crediting the Plazacorp Shares to the account at CDS or DTC, as applicable, from which such book-entry transfer was made;

(f)                                   surrenders all right, title and interest in and to the Delivered Units and irrevocably constitutes and appoints effective at and after the Plazacorp Second Step Acquisition Date, Plazacorp, each director and officer of Plazacorp and any other person designated by Plazacorp in writing, as the true and lawful agent, attorney, attorney-in-fact and proxy of the holder of the Delivered Units with respect to the Delivered Units, with full power of substitution (such power of attorney, being coupled with an interest, being irrevocable), in the name of and on behalf of such Unitholder:

(i)                       to register or record the transfer and/or cancellation of such Delivered Units (including any distributions) on the appropriate registers maintained by or on behalf of KEYreit;

(ii)                    for so long as any such Delivered Units are registered or recorded in the name of such Unitholder, to exercise any and all rights of such Delivered Units including, without limitation, the right to vote any and all of such Delivered Units, the right to execute and deliver (provided the same is not contrary to applicable laws), as and when requested by Plazacorp, any and all instruments of proxy, authorizations, or consents in form and on terms satisfactory to Plazacorp in respect of any or all Delivered Units, the right to revoke any such instruments, authorizations or consents, given prior to or after the Effective Time, and the right to designate in any such instruments, authorizations or consents, any person or persons as the proxy of such Unitholder in respect of such Delivered Units for all purposes including, without limitation, in connection with any meeting or meetings (whether annual, special or otherwise, or any adjournments thereof) of holders of relevant securities of KEYreit; and

(iii)                 to exercise any other rights of a Unitholder with respect to such Delivered Units (including any distributions thereon).

The undersigned revokes any and all other authority, whether as agent, attorney, attorney-in-fact, proxy or otherwise, previously conferred or agreed to be conferred by the undersigned at any time with respect to the Delivered Units or any distributions thereon, and agrees that no subsequent authority, whether as agent, attorney, attorney-in-fact, proxy or otherwise will be granted with respect to the Delivered Units by or on behalf of the undersigned unless the Delivered Units are not taken up and paid for in accordance with the terms of the Plazacorp Second Step Acquisition.

The undersigned also agrees not to vote any of the Delivered Units at any meeting (whether annual, special or otherwise or any adjournment(s) or postponement(s) thereof) of Unitholders and, except as may be agreed to by Plazacorp in writing, not to exercise any of the other rights or privileges attached to the Delivered Units, and agrees to execute and deliver to Plazacorp any and all instruments of proxy, authorizations or consents in respect of all or any of the Delivered Units, and agrees to designate or appoint in any such instruments of proxy, authorizations or consents the person or persons specified by Plazacorp as the proxy or proxy nominee or nominees of the holder of the Delivered Units.  Upon such appointment, all prior proxies and other authorizations (including, without limitation, all appointments of any agent, attorney or attorney-in-fact) or consents given by the holder of such Delivered Units with respect thereto will be revoked and no subsequent proxies or other authorizations or consents may be given by such person with respect thereto.

The undersigned covenants to execute, upon request of Plazacorp, any additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Delivered Units to Plazacorp.  Each authority herein conferred or agreed to be conferred is, to the extent permitted by applicable laws, irrevocable and may be exercised during any subsequent legal incapacity of the undersigned and shall, to the extent permitted by applicable laws, survive the death or incapacity, bankruptcy or insolvency of the undersigned and all obligations of the undersigned herein shall be binding upon the heirs, executors, administrators, attorneys, personal representatives, successors and assigns of the undersigned.

The Depositary will act as the agent of persons who have delivered or been deemed to have delivered Units under the Plazacorp Second Step Acquisition for the purposes of receiving payment from Plazacorp and transmitting such payment to such persons, and receipt of payment by the Depositary will be deemed to constitute receipt of payment by persons delivering or deemed to be delivering Units under the Plazacorp Second Step Acquisition.

All cash payments under the Plazacorp Second Step Acquisition will be made in Canadian dollars.

Settlement with each Non-Depositing Unitholder under the Plazacorp Second Step Acquisition will be made by the Depositary by forwarding a share certificate representing Plazacorp Shares to which the Unitholder is entitled under the Plazacorp Second Step Acquisition and/or issuing, or causing to be issued, a cheque or wire transfer payable in Canadian funds in the amount to which the Non-Depositing Unitholder is entitled and, if applicable, by crediting the Plazacorp Shares to the account at CDS or DTC, as applicable, from which such book-entry transfer was made.

Unitholders will not be required to pay any fee or commission to deliver (or be deemed to deliver) their Units to Plazacorp (other than brokerage commissions and other expenses in connection with the sale of Plazacorp Shares on behalf of Ineligible U.S. Unitholders through the facilities of the TSX-V (see Instruction 5 below, “Notice to Certain U.S. Unitholders”)).

UNITHOLDER INFORMATION AND INSTRUCTIONS

Before signing this Letter of Transmittal, please review carefully and complete the following boxes, as appropriate.

BLOCK A
TAXPAYER IDENTIFICATION NUMBER

U.S. residents/citizens must provide their
Taxpayer Identification Number

(Taxpayer Identification Number)

If you are a U.S. Unitholder or are acting on behalf of a U.S. Unitholder, in order to avoid backup withholding you must complete the Substitute Form W-9 included below, or otherwise provide certification that you are exempt from backup withholding. If you are not a U.S. Unitholder, but have a U.S. address, you must provide a completed U.S. Internal Revenue Service Form W-8 in order to avoid backup withholding. See Instruction 4, “Substitute Form W-9 for U.S. Unitholders Only”, for further details.

BLOCK B
U.S. UNITHOLDERS — TAX

INDICATE WHETHER OR NOT YOU ARE A U.S. UNITHOLDER, ARE ACTING ON BEHALF OF A U.S. UNITHOLDER OR HAVE A U.S. ADDRESS:

☐                 The person signing this Letter of Transmittal represents that it is not a U.S. Unitholder, is not acting on behalf of a U.S. Unitholder and does not have a U.S. address; or

☐                 The person signing this Letter of Transmittal represents that it is a U.S. Unitholder, is acting on behalf of a U.S. Unitholder or has a U.S. address.

IF YOU ARE (I) A U.S. UNITHOLDER, (II) ARE ACTING ON BEHALF OF A U.S. UNITHOLDER OR (III) HAVE A U.S. ADDRESS, THEN IN ORDER TO AVOID BACK-UP WITHHOLDING YOU MUST COMPLETE THE SUBSTITUTE FORM W-9 INCLUDED BELOW, OR OTHERWISE PROVIDE CERTIFICATION THAT YOU ARE EXEMPT FROM BACKUP WITHHOLDING, AS PROVIDED IN INSTRUCTION 4 BELOW.  IF YOU REQUIRE A FORM W-8, PLEASE CONTACT THE DEPOSITARY.

BLOCK C
U.S. UNITHOLDERS — State Laws

If you are a U.S. Unitholder or are acting on behalf of a U.S. Unitholder, you represent that the person making the investment decision or deemed to have made the investment decision to acquire Plazacorp Shares as part of the Plazacorp Second Step Purchase Price is resident in the state or other jurisdiction listed below. If you are acting on behalf of multiple persons located in multiple jurisdictions, please indicate each applicable jurisdiction and the number of Units for each jurisdiction.

☐                 The person signing this Letter of Transmittal represents that the person(s) making the investment decision or deemed to have made the investment decision to acquire Plazacorp Shares as part of the Plazacorp Second Step Purchase Price is (are) resident in the following state(s) or other jurisdiction(s):

☐                 The person signing this Letter of Transmittal represents that the person(s) making the investment decision or deemed to have made the investment decision to acquire Plazacorp Shares as part of the Plazacorp Second Step Purchase Price is an (are) Ineligible U.S. Unitholder(s).

YOU ACKNOWLEDGE THAT PLAZACORP IS RELYING ON THE FOREGOING REPRESENTATIONS IN DETERMINING WHETHER YOU ARE ELIGIBLE TO RECEIVE PLAZACORP SHARES. YOU ACKNOWLEDGE AND AGREE THAT IF PLAZACORP DETERMINES, IN ITS SOLE DISCRETION, THAT YOU ARE AN INELIGIBLE U.S. UNITHOLDER, OR IF THIS BLOCK F IS PARTIALLY COMPLETED OR IS COMPLETED BUT ILLEGIBLE, PLAZACORP IS ENTITLED TO TREAT YOU AS BEING AN INELIGIBLE U.S. UNITHOLDER AND ELIGIBLE TO RECEIVE ONLY A CHEQUE IN THE MANNER OUTLINED HEREIN AND IN THE CIRCULAR.

BLOCK D
UNITHOLDER SIGNATURE
By signing below, the Unitholder expressly agrees to the terms and conditions set forth above.

Signature guaranteed by
(if required under Instruction 2):	Dated:

Authorized Signature of Guarantor	Signature of Unitholder or Authorized Representative
(see Instructions 2 and 3)

Name of Guarantor (please print or type)	Name of Unitholder or Authorized Representative
(please print or type)

Address of Guarantor (please print or type)	Daytime telephone number and facsimile number of
Unitholder or Authorized Representative

Tax Identification, Social Insurance or
Social Security Number

INSTRUCTIONS

1.                                                                                      Use of Letter of Transmittal

(a)                                 This Letter of Transmittal, or a manually executed facsimile hereof, properly completed and executed, with the signature(s) guaranteed, if required by Instruction 2 below, together with the accompanying certificate(s) representing the Delivered Units (or, alternatively, Book-Entry Confirmation with respect thereto), and all other documents required by the terms of the Plazacorp Second Step Acquisition (including the Amended DOT) and this Letter of Transmittal must be received by the Depositary at its office specified in this Letter of Transmittal at or prior to the Election Deadline.

(b)                                 The method used to deliver this Letter of Transmittal, any accompanying certificate(s) representing Units and all other required documents is at the option and risk of the Unitholder. Plazacorp recommends that these documents be delivered by hand to the Depositary and that a receipt be obtained or, if mailed, that registered mail, with return receipt requested, be used and that proper insurance be obtained. It is suggested that any such mailing be made sufficiently in advance of the Election Deadline to permit delivery to the Depositary at or prior to the Election Deadline . Delivery will only be effective upon actual physical receipt by the Depositary.

(c)                                  Unitholders whose Units are registered in the name of an investment advisor, stockbroker, bank, trust company or other nominee should immediately contact such nominee for assistance.

2.                                                                                      Signatures

This Letter of Transmittal must be completed and executed by the registered Unitholder surrendering its Units pursuant to the Plazacorp Second Step Acquisition or by such Unitholder’s duly authorized representative (in accordance with Instruction 2(b)(ii) below).

(a)                                 If this Letter of Transmittal is executed by the registered holder(s) of the accompanying certificate(s), such signature(s) on this Letter of Transmittal must correspond exactly with the names(s) as registered or as written on the face of such certificate(s) without any change whatsoever, and the certificate(s) need not be endorsed. If such certificate(s) are owned of record by two or more joint holders, all such holders must execute this Letter of Transmittal.

(b)                                 Notwithstanding Instruction 2(a), if this Letter of Transmittal is executed by a person other than the registered holder(s) of the accompanying certificate(s), or if the share certificate(s) representing Plazacorp Shares (except in the case of Units delivered by book-entry transfer) and/or the cheque(s) is (are) to be issued or sent to a person other than the registered holder(s):

(i)             the accompanying certificate(s) must be endorsed or be accompanied by an appropriate share transfer power of attorney, in either case, duly and properly completed by the registered holder(s); and

(ii)          the signature on the endorsement panel or share transfer power of attorney must correspond exactly to the name(s) of the registered holder(s) as registered or as written on the face of the certificate(s), and must be guaranteed by an Eligible Institution (except that no guarantee is required if the signature is that of an Eligible Institution).

3.                                                                                      Fiduciaries, Representatives and Authorizations

Where this Letter of Transmittal or any share certificate or share transfer power of attorney is executed by a person as an executor, administrator, trustee or guardian, or on behalf of a corporation, partnership or association or is executed by any other person acting in a representative or fiduciary capacity, such person should so indicate when signing and this Letter of Transmittal must be accompanied by satisfactory evidence of the authority to act. Either Plazacorp or the Depositary, at its sole discretion, may require additional evidence of authority or additional documentation.

4.                                                                                      Substitute Form W-9 for U.S. Unitholders Only

United States federal income tax law generally requires a U.S. Unitholder who receives cash in exchange for Units to provide the Depositary with its correct Taxpayer Identification Number (“TIN”), which, in the case of a Unitholder who is an individual, is generally the individual’s social security number. If the Depositary is not provided with the correct TIN or an adequate basis for an exemption, such holder may be subject to penalties imposed by the Internal Revenue Service and backup withholding in an amount equal to 28% of the gross proceeds of any payment received hereunder. If withholding results in an overpayment of taxes, a refund may be obtained by filing a U.S. tax return.

To prevent backup withholding, each U.S. Unitholder must provide its correct TIN by completing the “Substitute Form W-9” set forth in this document, which requires the Unitholder to certify under penalties of perjury, (1) that the TIN provided is correct (or that such Unitholder is awaiting a TIN), (2) that (i) the Unitholder is exempt from backup withholding; (ii) the Unitholder has not been notified by the Internal Revenue Service that he is subject to backup withholding as a result of a failure to report all interest or dividends; or (iii) the Internal Revenue Service has notified the Unitholder that he is no longer subject to backup withholding; and (3) that the Unitholder is a U.S. person for U.S. federal income tax purposes (including a U.S. resident alien).

Exempt holders (including, among others, all corporations) are not subject to backup withholding and reporting requirements. To prevent possible erroneous backup withholding, an exempt holder must enter its correct TIN in Part 1 of Substitute Form W-9, write “Exempt” in Part 2 of such form, and sign and date such form. See the enclosed Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (the “W-9 Guidelines”) for additional instructions.

If Units are held in more than one name or are not in the name of the actual owner, consult the enclosed W-9 Guidelines for information on which TIN to report.

If a U.S. Unitholder does not have a TIN, such holder should: (i) consult the enclosed W-9 Guidelines for instructions on applying for a TIN, (ii) write “Applied For” in the space for the TIN in Part 1 of the Substitute Form W-9; and (iii) sign and date the Substitute Form W-9 and the Certificate of Awaiting Taxpayer Identification Number set forth in this document. In such case, the Depositary may withhold 28% of the gross proceeds of any payment made to such holder prior to the time a properly certified TIN is provided to the Depositary, and if the Depositary is not provided with a TIN within sixty (60) days, such amounts will be paid over to the Internal Revenue Service.

If a Unitholder has a U.S. address, but is not a U.S. Unitholder, such holder is required to submit an appropriate and properly completed IRS Form W-8 Certificate of Foreign Status, signed under penalties of perjury. Such appropriate IRS Form W-8 may be obtained from the Depositary.

A U.S. UNITHOLDER WHO FAILS TO PROPERLY COMPLETE THE SUBSTITUTE FORM W-9 SET FORTH IN THIS LETTER OF TRANSMITTAL OR, IF APPLICABLE, THE APPROPRIATE IRS FORM W-8 MAY BE SUBJECT TO BACKUP WITHHOLDING OF 28% OF THE GROSS PROCEEDS OF ANY PAYMENTS MADE TO SUCH HOLDER PURSUANT TO THE PLAZACORP SECOND STEP ACQUISITION.  BACKUP WITHHOLDING IS NOT AN ADDITIONAL TAX.  RATHER, THE TAX LIABILITY OF PERSONS SUBJECT TO BACKUP WITHHOLDING WILL BE REDUCED BY THE AMOUNT OF TAX WITHHELD.  IF WITHHOLDING RESULTS IN AN OVERPAYMENT OF TAXES, A REFUND MAY BE OBTAINED BY FILING A TAX RETURN WITH THE IRS.  THE DEPOSITARY CANNOT REFUND AMOUNTS WITHHELD BY REASON OF BACKUP WITHHOLDING.

TO ENSURE COMPLIANCE WITH U.S. TREASURY DEPARTMENT CIRCULAR 230, HOLDERS ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF U.S. FEDERAL TAX ISSUES IN THIS DOCUMENT IS NOT INTENDED OR WRITTEN BY PLAZACORP TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON THE TAXPAYER UNDER THE U.S. INTERNAL REVENUE CODE; (B) THESE DISCUSSIONS WERE WRITTEN IN CONNECTION WITH THE PROMOTION OR MARKETING OF THE PLAZACORP SECOND STEP ACQUISITION; AND (C) EACH TAXPAYER SHOULD SEEK ADVICE FROM AN INDEPENDENT TAX ADVISOR BASED ON ITS PARTICULAR CIRCUMSTANCES.

5.                                                                                      Notice to Certain U.S. Unitholders

All Ineligible U.S. Unitholders must notify their broker, financial advisor, financial institution or other nominee through which their Units are held of their status as an Ineligible U.S. Unitholder. Failure by an Ineligible U.S. Unitholder to inform such Unitholder’s broker, financial advisor, financial institution or other nominee through which such Unitholder’s Units are held of such Unitholder’s status as an Ineligible U.S. Unitholder prior to the Election Deadline will be deemed to be a certification that such Unitholder is not a resident of a U.S. state who is not an exempt “institutional investor” within the meaning of the securities laws and regulations of the subject state of which such Unitholder is a resident. Any U.S. Unitholder who delivers Units using a Letter of Transmittal that does not indicate whether such U.S. Unitholder is an Ineligible U.S. Unitholder will be deemed to have certified that such U.S. Unitholder is not an Ineligible U.S. Unitholder.

Unless otherwise indicated in Block F above, the undersigned hereby acknowledges and confirms that the certificate(s) delivered with this Letter of Transmittal represent(s) Units not held by or on behalf of one or more Ineligible U.S. Unitholders. The undersigned acknowledges that Plazacorp and others will rely upon the truth and accuracy of the foregoing representations, warranties, acknowledgements and agreements, and Plazacorp is irrevocably authorized to produce this Letter of Transmittal or a copy hereof to any interested party in any administrative or legal proceedings or official inquiry with respect to the matters covered hereby.

See “Notice to Unitholders in the United States” above for further information.

6.                                                                                      Currency of Payment

All cash amounts under the Plazacorp Second Step Acquisition will be made in Canadian dollars.

7.                                                                                      Miscellaneous

(a)                                 If the space in Box 1 of this Letter of Transmittal is insufficient to list all certificates representing Units, additional certificate numbers and number of Units may be included on a separate signed list affixed to this Letter of Transmittal.

(b)                                 If Delivered Units are registered in different forms (e.g. “John Doe” and “J. Doe”), a separate Letter of Transmittal should be properly completed and executed for each different registration.

(c)                                  No alternative, conditional or contingent deliveries will be accepted. All Non-Depositing Unitholders, by execution of this Letter of Transmittal, or a manually executed facsimile hereof, waive any right to receive any notice of the acceptance of Delivered Units for payment, except as required by applicable laws.

(d)                                 The Plazacorp Second Step Acquisition shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein. Each party to any agreement resulting from the delivery of Units under the Plazacorp Second Step Acquisition unconditionally and irrevocably attorns to the exclusive jurisdiction of the courts of the Province of Ontario and all courts competent to hear appeals therefrom.

(e)                                  Before completing this Letter of Transmittal, you are urged to read the accompanying Circular.

(f)                                   Additional copies of the Circular and this Letter of Transmittal may be obtained without charge on request from the Depositary at its addresses specified in this Letter of Transmittal.

8.                                                                                      Assistance

Questions or requests for assistance in completing this Letter of Transmittal and delivering the Units with the Depositary under the Plazacorp Second Step Acquisition may be directed to the Depositary. The Depositary’s contact details are provided at the end of this document.

PRIVACY NOTICE

Computershare is committed to protecting your personal information.  In the course of providing services to you and our corporate clients, we receive non-public personal information about you — from transactions we perform for you, forms you send us, other communications we have with you or your representatives, etc.  This information could include your name, address, social insurance number, securities holdings and other financial information.  We use this to administer your account, to better serve your and our clients’ needs and for other lawful purposes relating to our services.  We have prepared a Privacy Code to tell you more about our information practices and how your privacy is protected.  It is available at our website, www.computershare.com, or by writing us at 100 University Avenue, 8th floor, Toronto, Ontario, M5J 2Y1.  Computershare will use the information you are providing on this form in order to process your request and will treat your signature(s) on this form as your consent to the above.

SUBSTITUTE FORM W-9

TO BE COMPLETED BY U.S. UNITHOLDERS ONLY

SUBSTITUTE

Part 1 — Taxpayer Identification Number (“TIN”) — ENTER YOUR TIN IN THE BOX AT RIGHT. (For most individuals, this is your social security number. If you do not have a TIN, see “Obtaining a Number” in the Guidelines included in this form.) CERTIFY BY SIGNING AND DATING BELOW.

Social Security Number(s)
FORM W-9		(If awaiting TIN, write “Applied For”)

Payer’s Request for Taxpayer Identification Number and Certification
OR
	Note: If the account is in more than one name, see the chart in the enclosed W-9 Guidelines to determine which number to give the payer.	Employer Identification Number(s)
(If awaiting TIN, write “Applied For”)

Part 2 — For payees exempt from backup withholding, please write “exempt” here (see W-9 Guidelines):

Name

Business Name

Please Check Appropriate box for U.S. tax:

☐  Individual/Sole Proprietor      ☐  C Corporation      ☐  S Corporation      ☐ Partnership     ☐ Trust/Estate

☐  Limited liability company (Enter the tax classification:  D = disregarded entity; C = corporation; P = partnership)               ☐ Other

Address

City                                                              State                                                            Zip Code

Part 3 — Certification — Under penalties of perjury, I certify that:

(1) The number shown on this form is my correct TIN (or I am waiting for a TIN to be issued to me);

(2) I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding, and

(3) I am a U.S. person (including a U.S. resident alien).

Signature of U.S. person	Date	, 2011

NOTE:                          FAILURE TO FURNISH YOUR CORRECT TIN MAY RESULT IN A U.S.$50 PENALTY IMPOSED BY THE INTERNAL REVENUE SERVICE AND IN BACKUP WITHHOLDING OF 28% OF THE GROSS AMOUNT OF CONSIDERATION PAID TO YOU PURSUANT TO THE PLAZACORP SECOND STEP ACQUISITION. FOR ADDITIONAL DETAILS, PLEASE REVIEW THE ENCLOSED “GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9” THAT FOLLOW THE INSTRUCTIONS ACCOMPANYING THIS LETTER OF TRANSMITTAL.

YOU MUST COMPLETE THE FOLLOWING CERTIFICATE IF YOU WROTE “APPLIED FOR” IN PART 1 OF SUBSTITUTE FORM W-9.

CERTIFICATION OF AWAITING TAXPAYER IDENTIFICATION NUMBER

I certify under penalties of perjury that a taxpayer identification number has not been issued to me, and either (a) I have mailed or delivered an application to receive a taxpayer identification number to the appropriate IRS Center or Social Security Administration Office or (b) I intend to mail or deliver an application in the near future. I understand that if I do not provide a TIN by the time of payment, 28% of the gross proceeds of such payment made to me may be withheld.

Signature	Date

FOR U.S. UNITHOLDERS ONLY

GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION

NUMBER ON SUBSTITUTE FORM W-9

Guidelines for Determining the Proper Identification Number for the Payee (You) To Give the Payer — Social security numbers have nine digits separated by two hyphens: i.e., 000-00-0000. Employee identification numbers have nine digits separated by only one hyphen: i.e., 00-0000000. The table below will help determine the number to give the payer. All “Section” references are to the Internal Revenue Code of 1986, as amended. “IRS” is the Internal Revenue Service.

For This Type of Account:	Give Name and Taxpayer Identification Number of

1. Individual	The individual
2. Two or more individuals (joint account)	The actual owner of the account or, if combined fund, the first individual on the account(1)
3. Custodian account of a minor (Uniform Gift to Minors Act)	The minor(2)
4. a. The usual revocable savings trust account (grantor is also trustee)	The grantor-trustee(1)
b. So-called trust that is not a legal or valid trust under state law	The actual owner(1)
5. Sole proprietorship or a disregarded entity	The owner(3)
6. A valid trust, estate, or pension trust	The legal entity(4)
7. Corporation (or LLC electing corporate status on Form 8832)	The corporation
8. Association, club, religious, charitable, educational, or other tax-exempt organization	The organization
9. Partnership or multi-member LLC treated as a partnership	The partnership
10. A broker or registered nominee	The broker or nominee
11. Account with the Department of Agriculture in the name of a public entity (such as a state or local government, school district, or prison) that receives agricultural program payments	The public entity

(1)         List first and circle the name of the person whose number you furnish. If only one person on a joint account has a social security number, that person’s number must be furnished.

(2)         Circle the minor’s name and furnish the minor’s social security number.

(3)         You must show your individual name, but you may also enter your business or “doing business as” name on the second name line. You may use either your social security number or your employer identification number (if you have one).

(4)         List first and circle the name of the legal trust, estate, or pension trust. (Do not furnish the taxpayer identification number of the personal representative or trustee unless the legal entity itself is not designated in the account title.)

Obtaining a Number

If you do not have a taxpayer identification number, you may apply for one. To apply for a social security number, get Form SS-5, Application for a Social Security Card, from your local Social Security Administration Office or online at www.socialsecurity.gov/online/ss-5.pdf. You may also get this form by calling 1-800-772-1213. Use Form W-7, Application for IRS Individual Taxpayer Identification Number, to apply for an ITIN, or Form SS-4, Application for Employer Identification Number, to apply for an EIN. You can find information about applying for an EIN online by accessing the IRS website at www.irs.gov, clicking on Business, then clicking on Employer ID Numbers under More Topics. You can get Forms W-7 and SS-4 from the IRS by visiting www.irs.gov or by calling 1-800-829-3676.

Payees Exempt from Backup Withholding

Payees specifically exempted from backup withholding for this purpose include:

(i)                                     An organization exempt from tax under Section 501(a), an individual retirement account (IRA), or a custodial account under Section 403(b)(7), if the account satisfies the requirements of Section 401(f)(2);

(ii)                                  The United States or a state thereof, the District of Columbia, a possession of the United States, or a political subdivision or wholly owned agency or instrumentality of any one or more of the foregoing;

(iii)                               An international organization or any agency or instrumentality thereof;

(iv)                              A foreign government and any political subdivision, agency or instrumentality thereof;

(v)                                 A corporation;

(vi)                              A financial institution;

(vii)                           A dealer in securities or commodities required to register in the United States, the District of Columbia, or a possession of the United States;

(viii)                        A real estate investment trust;

(ix)                              A common trust fund operated by a bank under Section 584(a);

(x)                                 An entity registered at all times during the tax year under the Investment Company Act of 1940;

(xi)                              A custodian;

(xii)                           A futures commission merchant registered with the Commodity Futures Trading Commission;

(xiii)                        A foreign central bank of issue; and

(xiv)                       A trust exempt from tax under Section 664 or described in Section 4947.

Exempt payees described above must file a Substitute Form W-9 included in this Letter of Transmittal to avoid possible erroneous backup withholding. TO FILE THIS FORM WITH THE DEPOSITARY, FURNISH YOUR TAXPAYER IDENTIFICATION NUMBER, WRITE “EXEMPT” IN PART 2 OF THE FORM, SIGN AND DATE THE FORM AND RETURN IT TO THE DEPOSITARY.

PRIVACY ACT NOTICE — Section 6109 requires you to provide your correct taxpayer identification number to payers, who must report the payments to the IRS. The IRS uses the number for identification purposes and may also provide this information to various government agencies for tax enforcement or litigation purposes. Payers must be given the numbers whether or not recipients are required to file tax returns. Payers must generally withhold 28% of taxable interest, dividend, and certain other payments to a payee who does not furnish a taxpayer identification number to payer. Certain penalties may also apply.

Penalties

(1)                                 Failure to Furnish Taxpayer Identification Number. — If you fail to furnish your taxpayer identification number to a payer, you may be subject to a penalty of U.S. $50 for each such failure unless your failure is due to reasonable cause and not to wilful neglect.

(2)                                 Civil Penalty for False Information With Respect to Withholding. — If you make a false statement with no reasonable basis that results in no backup withholding, you may be subject to a U.S. $500 penalty.

(3)                                 Criminal Penalty for Falsifying Information. — Wilfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.

The Depositary for the Plazacorp Second Step Acquisition is:

Computershare Investor Services Inc.

By Mail	By Hand or by Courier	By Facsimile Transmission

Computershare Investor Services Inc.	Computershare Investor Services Inc.	(905) 771-4082
P.O. Box 702	100 University Avenue
31 Adelaide Street East	8th Floor
Toronto, Ontario M5C 3H2	Toronto, Ontario M5J 2Y1

Attention: Corporate Actions	Attention: Corporate Actions

Toll Free: 1-800-564-6253
E-mail: corporateactions@computershare.com

Any questions or requests for assistance or additional copies of the Circular or this Letter of may be directed to the Depositary at the telephone numbers and locations set out above.

KEYREIT

PROXY — UNITS

SPECIAL MEETING OF UNITHOLDERS — JUNE 26, 2013

THIS PROXY IS SOLICITED BY MANAGEMENT OF KEYREIT

The persons named in this form of proxy are trustees and officers of KEYreit (the “REIT”).  A unitholder desiring to appoint some other person to represent him or her at the above-referenced meeting (the “Meeting”) may do so, either by inserting the name of such person (who need not be a unitholder of the REIT) in the space provided below or by completing another proper form of proxy and, in either case, delivering or mailing the completed proxy to the REIT’s transfer agent and registrar or delivering it to the Chairman of the Meeting, by the deadline and in the manner set forth on the reverse of this proxy.

The undersigned unitholder of the REIT hereby appoints Floriana Cipollone, the Chief Financial Officer of the REIT, or failing her, Kevin Salsberg, the Vice-President of the REIT or, instead of any of the foregoing,                                                                            as proxy holder for and on behalf of the undersigned to attend the Meeting to be held on June 26, 2013, and at any adjournments thereof, to act for and on behalf of and to vote the units of the undersigned and to cast the number of votes the undersigned would be entitled to cast if personally present with respect to the matters specified below.

I direct my proxy to vote as follows: To pass a special resolution (the “Special Resolution”) approving amendments to the REIT’s declaration of trust permitting Plazacorp Retail Properties Ltd. (“Plazacorp”) to purchase all of the units of the REIT not currently held by Plazacorp, the full text of which is set out in Appendix A to the management information circular distributed with this proxy (the “Management Information Circular”).

☐ FOR	☐ AGAINST

(IMPORTANT: PLEASE SIGN AND SEE NOTES ON THE BACK OF THIS PROXY)

This proxy, when properly executed, confers discretionary authority with respect to amendments or variations to matters identified in the notice of special meeting distributed with this proxy (the “Notice of Special Meeting”), and to other matters that may properly come before the Meeting or any adjournment thereof.  Management knows of no such other matters.  The units represented by this proxy will be voted “for” or “against” in accordance with the instructions of the unitholder on any ballot that may be conducted.  If the unitholder specifies a choice with respect to any matter to be acted upon, the units shall be voted accordingly.  If no choice is specified, the proxyholders designated by management intend to vote the units represented by this proxy “FOR” the matters listed.

NOTES TO PROXY:

If you are unable to attend the Meeting, please date and sign the proxy exactly as your name appears on the address label on the envelope enclosing this proxy.

This proxy must be executed by the unitholder or his or her attorney authorized in writing or, if the unitholder is a body corporate, by an officer or an attorney thereof duly authorized.

If units are registered in the name of an executor, administrator or trustee, please sign exactly as the units are registered.  If the units are registered in the name of the deceased or other unitholder, the unitholder’s name must be printed in the space provided, the proxy must be signed by the legal representative with his name printed below his signature and evidence of authority to sign on behalf of the unitholder must be attached to this proxy.

All registered unitholders should refer to the accompanying Management Information Circular for further information regarding completion and use of this proxy and other information pertaining to the Meeting.

Where two or more persons hold units jointly, one of those holders present at a meeting of unitholders may, in the absence of the others, vote the units, but if two or more of those persons are present, in person or by proxy, they shall vote as one on the units jointly held by them.

Non-registered unitholders should review the information under the heading “Beneficial Unitholders” in the Management Information Circular and carefully follow the instructions of their intermediary.

Thereafter, this proxy should be returned in the enclosed envelope.

To be effective, this proxy must be deposited with the REIT’s transfer agent, CIBC Mellon Trust Company, by mailing the proxy in the enclosed return envelope to CIBC Mellon Trust Company, c/o Canadian Stock Transfer Company Inc., P.O. Box 721, Agincourt, Ontario, Canada M1S 0A1, Attention: Proxy Department or by fax to (416) 368-2502 or (866) 781-3111 no later than 5:00 p.m. (Toronto time) on June 24, 2013 or, if the Meeting is adjourned or postponed, the last Business Day preceding the day of any adjournment(s) or postponement(s) thereof.

Your name and address is recorded as indicated on the address label on the envelope enclosing this proxy. Please report any change.

The undersigned hereby revokes any proxy previously given.

DATED , 2013. (If undated the proxy will be deemed to be dated on the day on which it was mailed by the management of the REIT.)

Signature of Unitholder

Name of Unitholder (please print clearly)

Address

City/Province

Number of Units Held

PART II — INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Exhibit
Number	Description of Document

2.1	Take-over bid circular of Plazacorp Retail Properties Ltd. dated April 10, 2013

2.2	Condensed interim consolidated financial statements of Plazacorp Retail Properties Ltd. for the three months ended March 31, 2013 and 2012, together with the notes thereto

2.3	Management discussion and analysis of results of operations and financial condition of Plazacorp Retail Properties Ltd. for the three months ended March 31, 2013 and 2012

2.4	Material change report dated May 24, 2013, relating to the take-up of Units under the Offer

PART III — CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X is being filed by Plazacorp Retail Properties Ltd. concurrently with the furnishing of this Form CB.

PART IV — SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PLAZACORP RETAIL PROPERTIES LTD.

By:	/s/ Kimberly A. Strange
Name: Kimberly A. Strange
Title: Secretary and Corporate Counsel

Date: May 29, 2013